Exhibit 10.3

EXECUTION COPY

Portions of this exhibit indicated by bracketed asterisks have been omitted because they are not material and would cause competitive harm to Arbutus Biopharma Corporation if publicly disclosed.

CROSS LICENSE AGREEMENT

by and between

GENEVANT SCIENCES LTD.

and

ARBUTUS BIOPHARMA CORPORATION

Dated as of April 11, 2018

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TABLE OF CONTENTS

ARTICLE I - DEFINITIONS		1
1.1	General	1
1.2	Interpretation	11
ARTICLE II - LICENSE GRANTS AND RELATED RIGHTS		12
2.1	License Grant to the Company	12
2.2	License Grant to Arbutus	12
2.3	Sublicensing	13
2.4	Automatic Conversion of Non-Exclusive to Exclusive License	13
2.5	License Fees	13
2.6	Right of Assignment	15
2.7	Retained Rights	15
2.8	Rights in Bankruptcy	15
ARTICLE III - FINANCIAL PROVISIONS		15
3.1	Gritstone Revenue	16
3.2	Royalty Payments	16
3.3	Royalty Reports; Expense Reports; Records and Audits	17
3.4	Payment Procedure	17
3.5	Taxes	18
ARTICLE IV - ADDITIONAL OBLIGATIONS		18
4.1	Obligations of the Company	18
4.2	Ownership of Approvals, INDs and Registration Filings	19
4.3	Recalls and Other Corrective Actions	19
4.4	Regulatory Authority Communications	19
4.5	Compliance with Law; Further Assurances	20
4.6	Regulatory Authority Inspections	21
ARTICLE V - INTELLECTUAL PROPERTY		21
5.1	Ownership	22
5.2	Prosecution and Maintenance of Patents	27
5.3	Third-Party Infringement of Arbutus Patents and Joint Patents	28
5.4	Defense of Claims Brought by Third Parties	29
ARTICLE VI - CONFIDENTIAL INFORMATION AND PUBLICITY		29
6.1	Non-Disclosure of Confidential Information	29
6.2	Exceptions	29
6.3	Permitted Uses; Protection	30
6.4	Permitted Disclosures	30
6.5	Press Release	31

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6.6	Securities Filings	31
6.7	Terms of this Agreement	31
ARTICLE VII - INDEMNIFICATION		32
7.1	Arbutus Indemnification	32
7.2	Company Indemnificiation	32
7.3	Tender of Defense; Counsel	32
ARTICLE VIII - TERM AND TERMINATION		33
8.1	Term	33
8.2	Termination for Material Breach	34
8.3	Challenges of Arbutus Patents	34
8.4	Rights in Bankruptcy	35
8.5	Consequences of Expiration; Survival	35
8.6	Remedies	35
ARTICLE IX - MISCELLANEOUS		35
9.1	Disclaimer	35
9.2	Force Majeure	36
9.3	Consequential Damages	36
9.4	Assignment; Change of Control	36
9.5	Notices	36
9.6	Independent Contractors	37
9.7	Governing Law; Dispute Resolution	37
9.8	Severability	38
9.9	No Implied Waivers	38
9.10	Headings	38
9.11	Entire Agreement; Amendment	38
9.12	Waiver of Rule of Construction	38
9.13	No Third-Party Beneficiaries	38
9.14	Further Assurances	38
9.15	Performance by Affiliates	39
9.16	Counterparts	39

EXHIBIT A ARBUTUS PATENTS		A-1
EXHIBIT B EXCLUDED PATENTS		B-1
EXHIBIT C EXISTING LICENSES AND AGREEMENTS		C-1
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CROSS LICENSE AGREEMENT

This CROSS LICENSE AGREEMENT (this “Agreement”) is entered into as of April 11, 2018 (the “Effective Date”), by and between Genevant Sciences Ltd., a Bermuda exempted limited company (the “Company”), and Arbutus Biopharma Corporation, a British Columbia corporation with a principal place of business at 100-8900 Glenlyon Parkway, Burnaby, B.C., Canada V5J 5J8 (“Arbutus”). Capitalized terms when used in this Agreement have the meanings set forth in Article I.

WHEREAS, Arbutus and its Affiliates possess, develop and improve from time to time the Licensed Intellectual Property;

WHEREAS, Arbutus and its Affiliates or Subsidiaries desires to grant the Company licenses to the Licensed Intellectual Property to Research, Develop, Manufacture and Commercialize the Product(s) upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the Company desires to grant back to Arbutus licenses to the Licensed Intellectual Property and to grant certain After Acquired Intellectual Property Controlled by the Company or its Subsidiaries to Research, Develop, Manufacture and Commercialize the Arbutus Licensed Product(s) upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and Arbutus enter into this Agreement effective as of the Effective Date:

ARTICLE I - DEFINITIONS

1.1 General. When used in this Agreement, each of the following terms, whether used in the singular or plural, shall have the meanings set forth in this Article I.

“Affiliate” means, with respect to a Person, any corporation, company, partnership, joint venture or firm that controls, is controlled by, or is under common control with such Person. For purposes of the foregoing sentence, “control” means (a) in the case of corporate entities, direct or indirect ownership of at least fifty percent (50%) of the stock or shares having the right to vote for the election of directors, or (b) in the case of non-corporate entities, direct or indirect ownership of at least fifty percent (50%) of the equity interest with the power to direct the management and policies of such non-corporate entities (it being understood that for purposes of this Agreement, the Company and its Affiliates, on the one hand, and Arbutus and its Affiliates, on the other hand, shall not be deemed to be Affiliates of one another and, for the avoidance of doubt, the Company shall not be considered an Affiliate of Arbutus for purposes of this Agreement).

“After Acquired Intellectual Property” means any Intellectual Property Controlled by either the Company or Arbutus, or their respective Affiliates or Subsidiaries, after the Effective Date whether through an acquisition, its own development or co-development (including Joint IP owned by the Company), or the in-licensing of such Intellectual Property. After Acquired

Intellectual Property does not include Licensed Intellectual Property as of the Effective Date, but does include Arbutus Patents acquired, developed or in-licensed after the Effective Date.

“Agreement” has the meaning set forth in the introductory paragraph.

“Applicable Laws” means all applicable laws, statutes, rules, regulations, guidelines, guidances, ordinances, orders, decrees, writs, judicial or administrative decisions and the like of any nation or government, any state or other political subdivision thereof, any entity exercising executive, judicial, regulatory or administrative functions of or pertaining to government (including any Governmental Authority), any tribunal or arbitrator of competent jurisdiction, and any trade organization whose regulations have the force of law.

“Alnylam Cross License” means that certain Cross-License Agreement by and among Alnylam Pharmaceuticals, Inc. (“Alnylam”), Arbutus (or its direct or indirect predecessor) and Protiva dated November 12, 2012.

“Arbutus” has the meaning set forth in the introductory paragraph.

“Arbutus Controlled Patent” means [***], and all patents and patent applications claiming benefit of priority thereof.

“Arbutus Field” means the treatment or prevention of HBV infections in humans.

“Arbutus Indemnitees” has the meaning set forth in Section 7.2.

“Arbutus Licensed Products” means any product, which includes an HBV Payload, for use in the Arbutus Field Covered by the Licensed Intellectual Property.

“Arbutus Patents” means, other than the Excluded Patents, any and all Patents Controlled by Arbutus or any of its Affiliates at any time during the Term (including After Acquired Intellectual Property Controlled by Arbutus or its Affiliates or Subsidiaries) that include one or more claims that Cover LNP Technology and/or GalNAc Technology, for example, LNPs, any components of LNP and/or GalNAc Technologies, any compositions or formulations including LNP and/or GalNAc Technologies, and any methods of making or using the same. [***]

“Business Day” means any day that is not a Saturday, a Sunday, or other day which is a statutory holiday in the Province of British Columbia, Canada or Bermuda, or a state or federal holiday in the State of New York.

“Calendar Quarter” means the respective periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 and December 31.

“Closing” has the meaning set forth in the Contribution Agreement.

“Change of Control” means the occurrence of any of the following: (a) Arbutus consummates a merger, consolidation, stock sale or other similar transaction or series of transactions with another Person (other than Roivant Sciences Ltd. or any affiliate thereof) pursuant to which: (i) the individuals and entities that were the beneficial owners of the outstanding voting securities of Arbutus immediately prior to such transaction beneficially own, directly or indirectly, less than fifty percent (50%) of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors or similar governing persons of the corporation or other entity resulting from such transaction (“Successor”), or (ii) less than fifty percent (50%) of the members of the board of directors or similar governing body of the Successor were members of the board of directors of Arbutus at the time of the execution of the relevant transaction agreement; or (b) Arbutus enters into a sale or transfer of all or substantially all of its assets.

“CMC” means manufacturing related activities including the regulatory Chemistry, Manufacturing, and Controls matters of an IND or NDA or any foreign equivalent thereof, or Pharmaceutical Quality/CMC, as such terms are defined by the regulations of the applicable Regulatory Authority, including as required for Module 3 per International Conference on Harmonisation M4Q.

“Code” has the meaning set forth in Section 2.8.

“Commercialize” or “Commercialization” means, excluding Manufacturing, any and all activities directed to marketing, promoting, distributing, importing, having imported, exporting, having exported, selling and having sold products and services, including, subject to the terms of this Agreement, having Third Parties conduct such activities on behalf of the Person receiving the rights to Commercialize.

“Commercially Reasonable Efforts” means the efforts and resources that would reasonably be used (including the promptness with which such efforts and resources would be applied) by a similarly sized company within the biopharmaceutical industry for the pharmaceutical or clinical Development, Manufacture or Commercialization of a pharmaceutical product of similar market and profit potential and at a similar stage in development or product life as compared to a product or for the other activities to which this term applies, taking into account its present and future market and commercial potential (including competitive market conditions, patent coverage, regulatory exclusivity, the size of the particular market in the applicable country for the relevant indication, and the probability of profitability of the relevant product or service in light of existing and anticipated competitive products and services, as well as pricing and reimbursement issues) and all other relevant factors, including commercial, technical, legal, scientific, regulatory, or medical factors, including such Product’s efficacy, safety, existing and anticipated approved labeling, and post-approval requirements, in each case in the applicable country.

“Company” has the meaning set forth in the introductory paragraph.

“Company Background IP” means any and all Intellectual Property Controlled by the Company or its Affiliates prior to the Closing.

“Company Improvement IP” has the meaning set forth in Section 5.1(b)(v).

“Company Intellectual Property” has the meaning set forth in Section 5.1(b)(vi).

“Company Indemnitees” has the meaning set forth in Section 7.1.

“Competitor” means: (a) in the case of Arbutus, any Third Party competing for market share of an HBV specific product, including through the development of a product that would compete for the applicable market share of any such HBV product(s); and (b) in the case of the

Company, any Third Party competing for market share of any product (other than an HBV specific product) using LNP technology or GalNAc technology, including through the development of a product that would compete for the applicable market share of any such product(s).

“Confidential Information” means all confidential information and confidential materials, patentable or otherwise, of a Party disclosed by or on behalf of such Party to the other Party before, on or after the Effective Date in connection with the discussions and negotiations pertaining to, or in the course of performing, this Agreement, including chemical composition of a formulation using LNP Technology or GalNAc Technology, chemical substances, equipment, data, reports, Know-How, sources of supply, patent positioning, business plans, and also the proprietary and confidential information of Third Parties in possession of such Party under an obligation of confidentiality, whether or not related to making, using or selling a product.

“Contribution Agreement” means that certain Master Contribution and Share Subscription Agreement by and among the Company, Arbutus and Roivant Sciences Ltd. dated as of April 11, 2018.

“Control,” “Controls” or “Controlled by” means, with respect to Intellectual Property, the possession of (whether by ownership or license, other than pursuant to this Agreement), that provides the Party, as applicable, with the ability to grant access to, or a license or sublicense of, such Intellectual Property.

“Cover,” “Covers” or “Covered by” means, with respect to any product, that the making, using, selling, offering for sale or importing of such a product or practice of a method with respect to the Manufacture or use of such a product would, but for the licenses granted under this Agreement, infringe a Valid Claim of a Patent in the country in which such activity occurs.

“Develop,” “Developing” or “Development” means, excluding Manufacturing, any and all activities and studies required to develop products and services for Marketing Authorization Approval or for Commercialization, including, subject to the terms of this Agreement, having Third Parties conduct such activities and studies on behalf of the Person receiving the rights to Develop.

“Disclosing Party” means the Party that discloses its Confidential Information.

“Effective Date” has the meaning set forth in the introductory paragraph.

“EU” means any country that is a member of the European Union as of the Effective Date.

“Excluded Know-How” means any Know-How Controlled by Arbutus or its Affiliates that is solely related to HBV, Arbutus Licensed Products and/or the Excluded Patents.

“Excluded Patents” means those Patents listed on Exhibit B and any Patents that claim the benefit of priority of an application that issued as any such Patent.

“Excluded Licensed Product” means any of the following: (i) an Arbutus Licensed Product; (ii) a Gritstone Product; (iii) Marqibo (sphingosomal vincristine); (iv) Alocrest (sphingosomal vinorelbine); (v) Brakiva (sphingosomal topotecan); and (vi) an Alnylam Product as defined in the Alnylam Cross License that is directed to an Alnylam Existing Exclusive Target [***].

“Excluded Fields” means: (i) Arbutus Field; (ii) the Agriculture Field (as defined in [***]); and (iii) Research, Development, Manufacture and Commercialization of Marqibo; and (iv) TSNA field.

“Excluded Technology” means (i) Excluded Patents and (ii) Excluded Know-How.

“Executive Officer” means (a) in the case of the Company, any senior executive officer of the Company; and (b) in the case of Arbutus, any senior executive officer of Arbutus.

“FDA” means the Food and Drug Administration of the U.S. Department of Health and Human Services, or any successor agency(ies) thereof performing similar functions.

“Field” means any use except for the Excluded Fields. In some instances, the Field includes human therapeutic applications, relating to methods and/or compositions including LNP Technology and/or GalNAc Technology.

“First Commercial Sale” means, on a country-by-country basis, the first bona fide sale of a Product to a non-Sublicensee Third Party in an arm’s length transaction after Marketing Authorization Approval of such Product in such country.

“GalNAc Technology” means: [***]. “Good Laboratory Practices” or “GLP” means the regulations set forth in 21 C.F.R. Part 58 and the requirements expressed or implied thereunder imposed by the FDA and (as applicable) any comparable regulatory standards, practices and procedures promulgated by the EMA or other Regulatory Authority applicable to the Territory, as they may be updated from time to time, including applicable quality guidelines promulgated under the International Conference on Harmonisation.

“Good Manufacturing Practices” or “GMP” means the regulations set forth in 21 C.F.R. Parts 210–211, 820 and 21 C.F.R. Subchapter C (Drugs), Quality System Regulations and the requirements thereunder imposed by the FDA, and any comparable regulatory standards, practices and procedures promulgated by the EMA or other Regulatory Authority applicable to the Territory, as they may be updated from time to time, including applicable quality guidelines promulgated under the International Conference on Harmonisation.

“Governmental Authority” means any United States or supra-national, foreign, federal, state, local, provincial, or municipal government, governmental, regulatory or administrative authority, agency, body, branch, bureau, instrumentality or commission or any court, tribunal, or judicial or arbitral body having relevant jurisdiction over a subject matter, including any Regulatory Authority.

“Gritstone Agreement” means that certain License Agreement by and among Gritstone Oncology, Inc. (“Gritstone”), Arbutus and Protiva dated October 16, 2017, assigned in part pursuant to that certain Bill of Sale and Assignment and Assumption Agreement by and among Arbutus and the Company dated as of the date hereof.

“Gritstone Arbutus Revenue” means the Gritstone Revenue less the Gritstone Company Revenue.

“Gritstone Company Revenue” means 50% of the Gritstone Revenue that is to be transferred to the Company as an LNP Asset as defined in, and pursuant to, section 2.1(a)(xi) of the Contribution Agreement and this Agreement, without reduction for any Taxes withheld or deducted.

“Gritstone Product” means [***].

“Gritstone Revenue” means all payments due and payable from Gritstone, its Affiliates, or assigns, under the Gritstone Agreement on or after the Effective Date, without reduction for any Taxes withheld or deducted.

“HBV” means the hepatitis B virus.

“HBV Payload” means a therapeutic molecule, including nucleic acids and small molecules, which can be formulated in or with LNP Technology or GalNAc Technology and used for treatment or prevention of an HBV infection in a human.

“IND” means an Investigational New Drug Application filed with the FDA pursuant to Part 312 of Title 21 of the U.S. Code of Federal Regulations (or its successor regulation), or the equivalent application or filing filed with any equivalent agency or Governmental Authority outside the United States of America (including any supra-national agency such as the European Medicines Agency).

“IPRs” has the meaning set forth in Section 5.2(b)(iii).

“Indemnified Party” has the meaning set forth in Section 7.3.

“Indemnifying Party” has the meaning set forth in Section 7.3.

“Infringement Action” has the meaning set forth in Section 5.3(a).

“Insolvent Party” has the meaning set forth in Section 8.4.

“Intellectual Property” means Patents, Know-How, trade names, trademarks, copyright, trade dress, industrial and other designs, trade secrets, and all other forms of intellectual property, all whether or not registered, or capable of registration.

“Joint IP” has the meaning set forth in Section 5.1(e)(ii).

“Joint Patents” means Patents that cover Joint IP.

“Know-How” means biological materials and other tangible materials, information, data, inventions, practices, methods, methodologies, protocols, formulas, formulations, oligonucleotide sequences, knowledge, trade secrets, processes, assays, skills, techniques and results of experimentation and testing, patentable or otherwise.

“Licensed Improvement IP” means Intellectual Property that is an improvement, enhancement or derivative of any Licensed Intellectual Property.

“Licensed Intellectual Property” means, collectively: (i) Arbutus Patents; and (ii) Know-How Controlled as of the Effective Date by Arbutus or its Affiliates that is directed to any aspect of LNP Technology or GalNAc Technology. Notwithstanding anything to the contrary in the foregoing, Licensed Intellectual Property excludes the Excluded Technology.

“LNP” means lipid nanoparticle.

“LNP Technology” means lipid nanoparticles, components of lipid nanoparticles, and methods of making and using lipid nanoparticles. For example, the LNP technology includes (i) LNP related compositions of matter (e.g., LNPs, lipids and other components of the LNPs, and formulations including LNP or the LNP with a Payload), (ii) the physical characteristics of LNPs, including the lipid or non-lipid components of LNPs, or (iii) lipid ratios (e.g., ratios of the lipid components within a formulation or LNP).

“Losses” has the meaning set forth in Section 7.1.

“Manufacture” or “Manufacturing” means all activities associated with the production, manufacture and processing of a product, and the filling, finishing, packaging, labeling, shipping, and storage of such product, including formulation process scale-up for GLP toxicology and clinical study use, aseptic fill and finish, stability testing, analytical development, quality assurance and quality control, and the production of the bulk finished dosage form of such product in compliance with GMP. For clarity, Manufacture includes the manufacture of LNP Technology or GalNAc Technology, for the sole purpose of the formulation of and manufacture of Products.

“Manufacturing Know-How” means (a) all Know-How used by Arbutus and/or its Affiliates (or their contractors) necessary to Manufacture a Product (including manufacturing, process engineering, SOPs, documents relating to the production process, data, information and results (e.g., batch records, deviation reports, in process tracking and trending data, analytical testing, development and validation reports, vendor audits, etc.) relating to the production process); and (b) any other Know-How that is necessary to Manufacture a Product in compliance with GMP requirements, including the identity, amounts and assurance quality of ingredients, the manufacturing processes and controls, specifications, technology, inventions, assays, quality control and testing procedures, and batch records.

“Marketing Authorization Approval” means, with respect to any country or region, any registration, license, approval or authorization from any Regulatory Authority required for the Development, Manufacture or Commercialization of a Product in a regulatory jurisdiction in such country or region, including any pricing or reimbursement approval required by Applicable Laws to obtain such registration, license, approval or authorization.

“Net Sales” means the gross amount invoiced by the Company, its Affiliates or Sublicensees on sales or other dispositions in the Territory of a Product during the Royalty Payment Term to Third Parties that are not Affiliates or Sublicensees of the Company, less:

(a) normal and customary cash, trade, quantity or prompt settlement discounts (including chargebacks and allowances) actually allowed, including any actually granted to trade customers, managed health care organizations, pharmaceutical benefit managers, group purchasing organizations and national, state, or local government, and any other adjustments, including those granted on account of price adjustments and billing errors, and including any retroactive price reductions that are actually allowed or granted;

(b) amounts repaid or credited by reason of rejection, returns or recalls of goods, rebates or bona fide price reductions determined by the Company, its Affiliates, or Sublicensees, as applicable, in good faith, and uncollectible amounts on previously sold Products;

(c) rebates and similar payments made with respect to sales paid for by managed care organizations, hospitals, other buying groups or any governmental or regulatory authority including federal or state Medicaid, Medicare or similar state program in the United States or equivalent governmental program in any other country and refunds made in connection with revenue or cost caps agreed with such organizations or entities;

(d) excise Taxes, customs duties, customs levies and import fees and other Taxes imposed on the sale, importation, use or distribution of the Products, other than such Taxes that are imposed on or with respect to net income (however denominated);

(e) administrative fees paid to group purchasing organizations, managed care entities or other similar types of organizations or networks participating in the distribution or sales of the Product;

(f) amounts paid or credited to customers for inventory management services;

(g) that portion of the annual fee on prescription drug manufacturers imposed by the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 (as amended) that is reasonably allocated to the sale of Products;

(h) any other similar and customary deductions that are consistent with U.S. generally accepted accounting principles or in the case of non-United States sales, other applicable accounting standards; and

(i) payments made for separately itemized insurance and transportation costs incurred in shipping Product, including packaging, freight, postage, shipping, transportation, warehousing, handling and insurance charges, in each case actually allowed or paid for the delivery of Product, and any customary payments with respect to Product actually made to wholesalers or other distributors, in each case actually allowed or paid for distribution and delivery of Product, to the extent billed or recognized.

Net Sales shall be determined from books and records maintained in accordance with U.S. generally accepted accounting principles, consistently applied. Nothing herein shall prevent the

Company or any of its Affiliates or Sublicensees from selling, distributing or invoicing any Product at a discounted price to Third Parties in connection with clinical studies, compassionate or named patient sales, or an indigent program or similar bona fide arrangements in which such party agrees to forego a normal profit margin for good faith business reasons. To the extent that the
Company or its Affiliates or Sublicensees receives any consideration other than monies for the sale of Products, Net Sales shall include the fair market value of such consideration. For the avoidance of doubt, the supply of Products free of charge shall not be included in Net Sales, and transfer of a Product between the Company and any of its Affiliates or Sublicensees for resale shall be excluded from the computation of Net Sales, but the subsequent resale of such Product to a Third Party shall be included within the computation of Net Sales.

“[***]” means [***].

“Party” means Arbutus or the Company, and “Parties” means Arbutus and the Company.

“Patent” means any patent (including any reissue, extension, substitution, confirmation, re-registrations, re-examination, revival, supplementary protection certificate, patents of addition, continuation, continuation-in-part, or divisional) or patent application (including any provisional application, non-provisional patent application, continuation, continuation-in-part, divisional, PCT international applications or national phase applications), in each case whether in the U.S. or any foreign country.

“Patisiran” means means Alnylam’s (still investigational as of the effective date of this agreement) RNAi therapeutic targeting transthyretin (TTR) for the treatment of adults with hereditary transthyretin-mediated amyloidosis (hATTR amyloidosis). First regulatory approval of Patisiran is estimated by second half of 2018.

“Person” means an individual, corporation, limited liability company, syndicate, association, trust, partnership, joint venture, unincorporated organization, government agency or any agency, instrumentality or political subdivision thereof, or other entity.

“Proceeds” has the meaning set forth in Section 5.3(g).

“Product” means any product, other than an Excluded Licensed Product, that is Covered by the Licensed Intellectual Property or Licensed Improvement IP. For avoidance of doubt, such product can include, but is not limited to, nucleic acids (e.g., RNA molecules such as mRNA, RNAi (e.g., siRNA), and sdRNA), DNA molecules (e.g., for gene therapy or gene editing), and small molecules formulated in or with LNP Technology or GalNAc Technology. The Product(s) can be used for any therapeutic purpose, for example, as a therapeutic for inhibition (e.g., RNAi), modification (e.g., gene editing), replacement or enhancement (e.g., gene therapy), or immunotherapy (e.g., vaccines) in the Field.

“Protiva” means Protiva Biotherapeutics Inc., formerly a wholly-owned subsidiary of TPC and a British Columbia corporation, which was merged by way of amalgamation into Arbutus effective January 1, 2018.

“Receiving Party” means the Party that receives Confidential Information of the other Party.

“Record Retention Period” has the meaning set forth in Section 3.3(b).

“Regulatory Authority” means any federal, national, multinational, state, provincial or local regulatory agency, department, bureau or other governmental entity anywhere in the world with authority over the Development, Manufacture or Commercialization of a Product under this Agreement. The term “Regulatory Authority” includes the FDA, the EMA, the European Commission and relevant national competent authorities in the EU member states.

“Research” or “Researching” means identifying, evaluating, validating and optimizing products prior to pre-IND GLP toxicology studies.

“RNA” means ribonucleic acid, and includes, for example, mRNA.

“Royalty” has the meaning set forth in Section 3.2.

“Royalty Patents” has the meaning set forth in Section 5.2(b)(i).

“Royalty Payment Term” means on a Product by Product basis, the term beginning on the First Commercial Sale of any Product in any country and ending on the date of the last to expire Valid Claim that exists in such country that would be infringed by Research, Development, Manufacturing or Commercialization of such Product in such country absent the license grant to the Company in this Agreement.

“Solvent Party” has the meaning set forth in Section 8.4.

“Sublicensee” means any Person to whom the Company or Arbutus has granted a sublicense under Section 2.3, for example a Third Party.

“Subsidiary” or “Subsidiaries” means, with respect to any Person, (i) any corporation or similar person in which more than fifty percent (50%) of the stock of any class or classes that by the terms thereof have the ordinary voting power to elect a majority of the directors of such corporation (irrespective of the happening of any contingency) is owned by such person directly or indirectly through one or more Subsidiaries of such person and (ii) any partnership, association, joint venture, limited liability company or other similar entity in which such person directly or indirectly through one or more Subsidiaries of such person has more than a fifty percent (50%) equity interest (it being understood that, for the avoidance of doubt, for purposes of this agreement the Company shall not be deemed to be a Subsidiary of Arbutus).

“Tax” and “Taxes” means any (a) federal, provincial, territorial, state, municipal, local, foreign or other taxes, imposts, rates, levies, assessments and other charges in the nature of a tax (and all interest and penalties thereon and additions thereto imposed by any Governmental Authority), including without limitation all income, excise, franchise, gains, capital, real property, goods and services, transfer, value added, gross receipts, windfall profits, severance, ad valorem, personal property, production, sales, use, license, stamp, documentary stamp, mortgage recording, employment, payroll, social security, unemployment, disability, estimated or withholding taxes, and all customs and import duties, together with all interest, penalties and additions thereto imposed with respect to such amounts, in each case whether disputed or not; (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being or having been a member of an affiliated, consolidated, combined or unitary group; and (c) any liability for the payment of any amounts as a result of being party to any tax sharing agreement or arrangement or as a result of any obligation to indemnify any other person with respect to the payment of any amounts of the type described in clause (a) or (b).

“Tax Returns” means all returns and reports, amended returns, information returns, statements, declarations, estimates, schedules, notices, notifications, forms, elections, certificates or other documents required to be filed or submitted to any Governmental Authority with respect to the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of, or compliance with, any Tax.

“Term” means the term described in Section 8.1.

“Territory” means worldwide.

“Third Party” means any Person other than Arbutus, the Company or any of either Party’s respective Affiliates.

“Third Party Claim” has the meaning set forth in Section 7.3.

“Transferable LIP Rights” has the meaning set forth in Section 2.6(a).

“Tumor-Specific Neoantigen(s)” or “TSNA” means peptide sequence(s) arising from gene mutations occurring specifically in tumor cells that are presented, or predicted to be presented, to the immune system on the surface of tumor cells in association with human leokocyte antigens (HLA) (as defined in the Gritstone Agreement).

“Valid Claim” means a claim of an issued and unexpired Patent, which claim has not been revoked or held unenforceable, unpatentable or invalid by a decision of a court or other governmental agency of competent jurisdiction, which is not appealable or has not been appealed within the time allowed for appeal, and which has not been abandoned, disclaimed, denied, or admitted to be invalid or unenforceable through reissue, re-examination or disclaimer or otherwise.

1.2 Interpretation. Words such as “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a section, paragraph or clause in which such words appear, unless the context otherwise requires. Enumerative references to sections, paragraphs or clauses, or exhibits, without reference to an explicit agreement, document or exhibit, refer to this Agreement or exhibits attached to this Agreement, as applicable. The singular shall include the plural, and each masculine, feminine and neuter reference shall include and refer also to the others, unless the context otherwise requires. The words “include,” “includes” and “including” are deemed to be followed by “without limitation” or words of similar import. Except where the context otherwise requires, the word “or” is used in the inclusive sense (and/or). All dollar amounts are expressed in U.S. dollars. This Agreement is between financially sophisticated and knowledgeable parties and is entered into by the Parties in reliance upon the economic and legal bargains contained herein. The language used in this Agreement has been negotiated by the Parties and shall be interpreted and construed in a fair and impartial manner without regard to such factors as the Party that prepared, or caused the preparation of, this Agreement or the relative bargaining power of the Parties.

ARTICLE II - LICENSE GRANTS AND RELATED RIGHTS

2.1 License Grant to the Company. Subject to the terms and conditions in this Agreement and the agreements listed on Exhibit C, Arbutus and its Affiliates hereby grants to the Company and its Affiliates, and the Company hereby accepts,

(a) an exclusive (even as to Arbutus and its Affiliates and Subsidiaries), sublicensable (through multiple tiers, subject to Section 2.3), transferable (subject to Section 9.4), irrevocable and perpetual (subject to Article VIII) right and license under the Licensed Intellectual Property to Research, Develop, Manufacture and Commercialize Products in the Field in the Territory; and

(b) to the extent an exclusive grant is unavailable, a non-exclusive (subject to Section 2.4), sublicensable (through multiple tiers, subject to Section 2.3), irrevocable and perpetual (subject to Article VIII) right and license under the Licensed Intellectual Property to Research, Develop, Manufacture and Commercialize Products in the Field in the Territory; and

(c) any license under (a) or (b) shall be royalty-free (subject to Section 2.5) if the Licensed Intellectual Property is After Acquired Intellectual Property Controlled by Arbutus or its Affiliates or Subsidiaries.

(d) Arbutus agrees that after the Effective Date Arbutus and its Affiliates shall not further license to any Third Party on a non-exclusive or exclusive basis any Licensed Intellectual Property in the Field in the Territory.

2.2 License Grant to Arbutus. Subject to the terms and conditions in this Agreement, the Company hereby grants to Arbutus and its Affiliates, and Arbutus hereby accepts, an exclusive (even as to the Company and its Affiliates and Subsidiaries), sublicenseable (through multiple tiers, subject to Section 2.3), irrevocable and perpetual (subject to Article VIII), royalty-free license, under (a) the Licensed Intellectual Property, and (b) After Acquired Intellectual Property useful to an Arbutus Licensed Product (subject to Section 2.5) that is Controlled by the Company or its Subsidiaries, each of which to Research, Develop, Manufacture and Commercialize Arbutus Licensed Products in the Arbutus Field in the Territory.

2.3 Sublicensing. Each Party and its Affiliates and Sublicensees, and Sublicensees of Sublicensees may grant sublicenses under Patents and other Intellectual Property licensed under Sections 2.1 and 2.2 (with the right to sublicense through multiple tiers consistent with this Section 2.3); provided, however, that, in the case of sublicenses granted to Affiliates or Third Parties:

(a) in the case of Third Party Sublicensees, each sublicense and sub- sublicense is in writing and on terms consistent with, and subject to, the terms of this Agreement;

(b) upon termination of this Agreement, any sublicenses shall convert into a direct license from Arbutus or the Company, as applicable licensor, under the terms of this

Agreement; provided that the Sublicensee (i) is not then in breach of the sublicense agreement, (ii) agrees in writing to be bound to Arbutus or the Company, as applicable, as a licensee under the terms and conditions of this Agreement, and (iii) agrees in writing that in no event shall Arbutus or the Company, as applicable licensor, assume any obligations or liability, or be under any obligation or requirement of performance that extends beyond Arbutus’ or the Company’s obligations and liabilities, as applicable, under this Agreement;

(c) in the case of Third Party Sublicensees, each Party shall promptly provide the other Party hereto with a copy of the executed sublicense within thirty (30) days following its execution or in the case of a sub-sublicense, within thirty (30) days following receipt thereof, with such reasonable redaction as the sub-licensor or its Sublicensee may make; provided that such redactions do not include provisions necessary to demonstrate compliance with the requirements of this Agreement; and

(d) the grant of such sublicense shall not relieve the sub-licensor Party of its obligations under this Agreement, and such Party shall be responsible for any and all obligations of such Sublicensee as if such Sublicensee were a party to this Agreement.

2.4 Automatic Conversion of Non-Exclusive to Exclusive License. If any Licensed Intellectual Property in Section 2.1(b) is no longer, for whatever reason (including, for example, as a result of the termination or expiration of a Third Party agreement listed in Exhibit C), subject to a non-exclusive license, then to the extent that any such Licensed Intellectual Property is no longer so subject, such Licensed Intellectual Property will become automatically, without any further action or notice required by anyone (including the Parties), exclusively licensed by Arbutus to the Company and its Affiliates under Section 2.1(a) as of the Effective Date.

2.5 License Fees. If a Party, subsequent to the Effective Date, acquires or in-licenses After Acquired Intellectual Property from a Third Party, such After Acquired Intellectual Property from such Third Party will become subject to Section 2.1 or 2.2, as applicable, of this Agreement; provided, however, that if the Research, Development, Manufacture or Commercialization of an Arbutus Product or a Product, as applicable, triggers a development or commercialization milestone payment and/or a royalty payment to such Third Party, the licensee Party in Section 2.1 or 2.2, as applicable, of the After Acquired Intellectual Property acquired or in-licensed by the licensor Party in Section 2.1 or 2.2, as applicable, shall pay to such Third Party (i) a reasonable share of such milestone payment owed to such Third Party, such share to be reasonably and in good faith agreed to by the Parties, and (ii) the full royalty obligation due to such Third Party for the Commercialization of the Arbutus Product or the Product, as applicable, to the extent the Arbutus Product or the Product, as applicable, is Covered by the After Acquired Intellectual Property from such Third Party.

2.6 Right of Assignment. Arbutus shall not (and shall cause its Affiliates not to), directly or indirectly, offer or grant an assignment or transfer of rights related to the Licensed Intellectual Property, in whole or in part, to any Person, except as permitted pursuant to clauses (a), (b), or (c) in this Section 2.6:

(a) Arbutus may offer or grant to any Person the following rights in the Licensed Intellectual Property: (i) the license granted to Arbutus herein under Section 2.2

(subject to Sections 2.3 and 2.5); (ii) the Gritstone Arbutus Revenue under Section 3.1 (subject to Section 3.4); (iii) Royalty Payments granted to Arbutus herein under Section 3.2 (subject to Sections 3.3 and 3.4); and/or (iv) any royalties under the Alnylam Cross License for Patisiran or any other license or agreement listed on Exhibit C hereto (the rights described in the immediately preceding clauses (i) through (iv) being referred to as the “Transferable LIP Rights”); in each case, so long as Arbutus or its Subsidiary retains ownership of the Licensed Intellectual Property, including the Arbutus Patents; or

(b) Arbutus may offer or grant ownership of the Licensed Intellectual Property to its Subsidiary so long as such Subsidiary assumes all obligations and restrictions under this Agreement, including such obligations and restrictions of Section 2.6, and so long as, if the failure to transfer ownership of all or any subset of the Arbutus Patents would separate ownership of Arbutus Patents claiming a common benefit of priority and/or give rise to an inability to assert or put at risk the ability to assert any Arbutus Patent (for example, in view of a co-ownership requirement under a terminal disclaimer), ownership of all or the relevant subset of the Arbutus Patents is transferred together to such Subsidiary; or

(c) Arbutus shall not transfer or grant ownership of the Licensed Intellectual Property to any Person other than to a Subsidiary as set out in Section 2.6(b) above or a purchaser of all or substantially all of the assets or business of Arbutus and its Subsidiaries, or to a Successor resulting from any Change of Control of Arbutus; provided, however, immediately prior to the transfer or grant of any Licensed Intellectual Property or rights in the Licensed Intellectual Property to such purchaser or Successor, Arbutus shall, upon the written request of the Company cause all or any subset of Arbutus’s ownership rights to the Licensed Intellectual Property (other than the Transferable LIP Rights) requested by the Company, including ownership of any of the Arbutus Patents, but with the exception of the Arbutus Controlled Patent, to be transferred to the Company or any of its designated Affiliates effective immediately prior to the time any remaining Licensed Intellectual Property or rights in the Licensed Intellectual Property is transferred or granted to such purchaser or Successor (in which case such assignment to the Company or applicable Affiliate of the Company of Arbutus’s ownership rights to such Licensed Intellectual Property shall be made and perfected for no additional monetary or financial consideration beyond what has already been provided for in the Contribution Agreement); provided further, however, Arbutus shall not have any obligation to cause its ownership rights to the Royalty Patents to be transferred to the Company or any of its designated Affiliates to the extent that, prior to the date of any transaction with such purchaser or Successor that triggers such an obligation, Arbutus or its Subsidiary (subject to Section 2.6(b)) has entered into any royalty financing or other Intellectual Property monetization transaction, including any secured financing or structured financing of any kind, in each case related to Patisiran or the royalties payable by any Person with respect to Patisiran to Arbutus or its Subsidiary, in connection with which Arbutus or its Subsidiary has agreed to maintain ownership of the relevant Royalty Patents, and no transfer restriction contained in this Agreement shall prohibit Arbutus or its Subsidiary from entering into any such transaction (subject to Section 2.6(b)). If, after all such obligations (if any) to maintain ownership of the Royalty Patents expire or terminate, or Arbutus determines that it can maintain its rights to receive royalties under the Royalty Patents without continuing to maintain ownership thereof, the Royalty Patents shall be transferred to the Company or any of its designated Affiliates upon such determination. Prior to effecting any transfer or grant of the Licensed Intellectual Property to a purchaser or Successor as described in this Section 2.6(c), Arbutus shall provide the Company with written notice of any offer or intention to transfer or grant any rights to such purchaser or Successor at least thirty (30) days prior to such offer or intention to transfer or grant.

(d) Any grant or transfer of rights by Arbutus under Section 2.6(a) or under Section 2.6(b) to an Affiliate or Subsidiary shall not relieve Arbutus of its obligations herein. Any purchaser, transferee or Successor under Section 2.6(c) shall assume the obligations of Arbutus under this Agreement.

2.7 Retained Rights. Arbutus expressly retains all right, title and interest not expressly granted to the Company and its Affiliates under this Article II (or otherwise under this Agreement), including, for the avoidance of doubt, (i) all rights with respect to Licensed Intellectual Property for use in the Excluded Fields, (ii) all rights with respect to the Excluded Technology, (iii) all rights to royalties relating to Patisiran, (iv) rights under the Gritstone Agreement only to the extent necessary to entitle Arbutus to receive the Gritstone Arbutus Revenue; and (v) all Intellectual Property in which the University of British Columbia has any property interest of any kind, whether consisting of ownership, licensed right or any option with respect thereto. The Company expressly retains all right, title and interest not expressly granted to Arbutus and its Affiliates under this Article II (or otherwise under this Agreement), including, for the avoidance of doubt, (i) all rights with respect to Company Intellectual Property and (ii) all rights with respect to any Product.

2.8 Rights in Bankruptcy. All licenses and rights to licenses granted under or pursuant to this Agreement by Arbutus to the Company and its Affiliates or by the Company to Arbutus and its Affiliates are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the United States Bankruptcy Code (the “Code”), licenses of rights to “intellectual property” as defined under Section 101(35A) of the Code. Each Party, as a licensee of such rights under this Agreement, shall retain and may fully exercise all of its rights and elections under the Code and, upon commencement of a bankruptcy proceeding by or against a Party (or any Affiliate of a Party that owns or Controls Licensed Intellectual Property) under the Code, the other Party shall be entitled to a complete duplicate of, or complete access to, any such Licensed Intellectual Property and all embodiments of such Licensed Intellectual Property.

ARTICLE III- FINANCIAL PROVISIONS

3.1 Gritstone Revenue. Arbutus or any of its Affiliates shall pay to the Company the Gritstone Company Revenue when and as received from Gritstone. The Parties acknowledge and agree that Arbutus shall serve as agent of the Company with respect to the receipt from Gritstone, its Affiliates or assigns of any amount of Gritstone Company Revenue and with respect to the payment of any such amounts to the Company. The Parties agree to file all Tax Returns and to submit all Tax forms, certifications, and other documentation to Gritstone in a manner consistent with this Section 3.1 and shall not take any action that is inconsistent with the foregoing treatment; provided, however, that nothing in this paragraph requires either party to agree on a particular character of income for the amounts received by the Company. All payments of Gritstone Company Revenue shall be made without deduction for any reason, including without limitation transfer fees, withholding, or other Taxes of any kind. All payments to the Company under this Section 3.1 shall be calculated and made without any deduction or withholding for or on account of any Tax of any kind; provided that, if deduction or withholding is required from any payments under this Section 3.1, the sum payable to the Company shall be increased and paid by Arbutus or any of its Affiliates as necessary so that after all required deductions and withholdings have been made, the Company receives an amount equal to the amount it would have received had no such deductions or withholding been made.

3.2 Royalty Payments. As additional consideration of the grant of the license in Section 2.1, the Company shall pay to Arbutus the following royalty during the Royalty Payment Term (the “Royalty”) for any approved and commercialized Product Covered by one or more Valid Claims of an Arbutus Patent:

(a) the Company shall pay to Arbutus an amount equal to [***] ([***]) of aggregate Net Sales of Products in the Territory to the extent that such Net Sales are less than $[***];

(b) the Company shall pay to Arbutus an amount equal to [***] ([***]) of aggregate Net Sales of Products in the Territory to the extent that such Net Sales are equal to or greater than $[***] and less than $[***]; and

(c) the Company shall pay to Arbutus an amount equal to [***] ([***]) of aggregate Net Sales of Products in the Territory to the extent that such Net Sales are equal to or greater than $[***].

(d) Following expiry of the Royalty Payment Term in respect of any Product or country (i) the licenses granted to the Company with respect to such Product and country become fully paid-up, sublicensable (subject to Section 2.3), royalty-free, exclusive, transferable, perpetual and irrevocable licenses and (ii) the obligation of the Company to pay any Royalty with respect to sales of Products in such country shall terminate. Without limiting the definition of the Royalty Payment Term, it shall be deemed to expire upon the expiration of all Valid Claims of Patents within the Licensed Intellectual Property that exist in such country. Except as specifically provided in this Section 3.2, the Royalties due and payable under this Section 3.2 shall not be subject to any reduction or offset.

3.3 Royalty Reports; Expense Reports; Records and Audits.

(a) Within sixty (60) days after the end of each Calendar Quarter during the Royalty Payment Term, the Company shall provide to Arbutus a written report on a Product-by-Product and country-by-country basis (in electronic form) that includes, for each Calendar Quarter, (i) the gross invoiced sales and the Net Sales of all Products, and (ii) the calculated amount of the Royalty owed by the Company to Arbutus in respect of the sale of such Products.

(b) Until the fifth (5th) anniversary of the date any book or record is created or such longer period required by Applicable Laws (the “Record Retention Period”), the Company shall maintain and retain complete and accurate books of account and records covering all transactions relating to payment of amounts that may be due under this Article III. Upon the reasonable advance notice received by the Company from Arbutus (of at least thirty (30) days), the Company shall make such books and records available for inspection and audit by Arbutus’ authorized representative (which shall be a national certified public accounting firm designated by Arbutus and reasonably acceptable to the Company), subject to reasonable precautions to protect the Confidential Information of the Company. Such examinations may not be conducted more than once in any twelve (12) month period and going back only during the Record Retention Period after receipt of the respective invoice and report. All audits must be conducted during normal business hours of the Company and conducted in a manner so as to minimize the impact on the normal operations of the Company. The accounting firm conducting any such audit must provide a report of its findings of any such audit to both Parties, may only identify in such report whether the amount of Royalties paid was correct and the actual amount of Royalties payable and may not disclose any other Confidential Information of the Company. The auditor’s report and all other information disclosed to the auditor or generated by the auditor in such audit shall be the Confidential Information of the Company. Arbutus shall pay the cost of such audits unless it discovers that the Company has underreported aggregate Royalties during the applicable examination period by an amount equal to or greater than [***] ([***]), in which case the costs of such audit shall be borne by the Company. If an audit reveals an underpayment or overpayment, the Party responsible for making payment shall promptly pay to the other Party the amount of the underpayment or overpayment discovered unpaid under this Section 3.4(b).

3.4 Payment Procedure.

(a) Remittance of payments under this Article III shall be made by means of wire transfer of immediately available funds to a bank account designated in advance in writing by Arbutus, or in the case of overpayment, by the Company. All amounts payable to Arbutus or to the Company under this Agreement shall be paid in United States dollars. With respect to Net Sales in a currency other than U.S. dollars, the Net Sales shall be converted to U.S. dollars using the Company’s then current internal foreign currency translation methodology actually used on a consistent basis in preparing its audited financial statements.

(b) Any payment owed by the Company pursuant to Section 3.1 or 3.2 shall be paid by the Company to Arbutus within thirty (30) days after the occurrence of the event triggering the payment.

(c) Any Royalty shall accrue in accordance with Section 3.4 during the applicable Royalty Payment Term. Royalty obligations that accrue during a Calendar Quarter shall be paid within sixty (60) days after the end of such Calendar Quarter.

(d) Any payments due from one Party to the other Party under this Article III that are not paid within thirty (30) days after the date such payments are due (and not being disputed in good faith) shall bear interest from the date such unpaid payments are due until paid in full at the lesser of: (i) one percent (1%) above the prime rate quoted by the Wall Street Journal (U.S., Eastern Edition) in effect on the date that such payment would have been first due, and (ii) the highest amount of interest permitted by Applicable Laws. The foregoing interest shall be in addition to any other remedies that either Party may have pursuant to this Agreement.

3.5 Taxes. The Parties agree to use commercially reasonable efforts to cooperate with one another and to use commercially reasonable efforts to avoid or reduce Tax withholding or similar obligations in respect of any payment made under this Agreement. Except for payments of the Gritstone Company Revenue, if any withholding Taxes are imposed on or with respect to any payment made under this Agreement pursuant to Applicable Law, (A) the liability for such Taxes shall be the sole responsibility of the Party receiving such payment (the “Payee”), (B) the Party making such payment (the “Payor”) shall (i) deduct or withhold such Taxes from the payment made to the Payee, (ii) timely pay such Taxes to the proper taxing authority, and (iii) send proof of payment to the Payee within thirty (30) days following such payment, and (C) to the extent that any amounts are so withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Payee. Each Party shall comply with (or provide the other Party with) any tax certification, identification or other reporting requirements or forms that may be reasonably necessary in order for the Payor to not withhold Tax or to withhold Tax at a reduced rate under Applicable Laws. In each case, the applicable Payee shall use reasonable efforts to provide any such Tax forms to the Payor in advance of the due date of payment.

ARTICLE IV - ADDITIONAL OBLIGATIONS

4.1 Obligations of the Company.

(a) The Company shall use Commercially Reasonable Efforts to Develop and Commercialize the Product(s) in the Territory.

(b) The Company shall make reasonable efforts to provide to Arbutus relevant CMC information, non-clinical and clinical data, and non-clinical and clinical documentation in support of Marketing Authorization Approvals and applications therefor or to support responses to requests from or inquiries of Regulatory Authorities, including INDs, biologics license applications and other regulatory filings, investigational brochures, and research reports related thereto that are reasonably available to and within the Company’s control, in each case related to the LNP Technology and/or GalNAc Technology used in an Arbutus Licensed Product. The Company will also make reasonable efforts to provide to Arbutus in a timely fashion, any pertinent materials and/or support that is reasonably available to and within the Company’s control as required in response to Regulatory Authority requests related to the LNP Technology and/or GalNAc Technology used in an Arbutus Licensed Product. For avoidance of doubt, (i) the Company does not assume under this Agreement any of Arbutus’s obligations for Marketing Authorization Approval or compliance with Regulatory Authorities for any Arbutus Licensed Product and (ii) Arbutus does not assume under this Agreement any of the Company’s obligations for Marketing Authorization Approval or compliance with Regulatory Authorities for any Product.

4.2 Ownership of Approvals, INDs and Registration Filings.

(a) The Company shall be responsible for, and shall have the decision-making authority in respect of, preparing, determining final content, prosecuting and maintaining in its name INDs and any Marketing Authorization Approvals for Products in the Field under this Agreement. The Company shall own, in their entirety, (a) all non-clinical and clinical data and reports related to any Product, including those arising from clinical trials conducted for any Product, and (b) all Marketing Authorization Approvals and applications therefor, including INDs, biologics license applications and other regulatory filings, related thereto; provided, however, that the Company shall make such data and Marketing Authorization Approvals available to Arbutus to the extent reasonably related to prosecuting and maintaining INDs and any Marketing Authorization Approvals for Arbutus Licensed Products in the Arbutus Field.

(b) Arbutus shall be responsible for, and shall have the decision-making authority in respect of, preparing, determining final content, prosecuting and maintaining in its name INDs and any Marketing Authorization Approvals for Arbutus Licensed Products in the Arbutus Field. Arbutus shall own, in their entirety, (a) all non-clinical and clinical data and reports related to any Arbutus Licensed Product, including those arising from clinical trials conducted for any Arbutus Licensed Product, and (b) all Marketing Authorization Approvals and applications therefor, including INDs, biologics license applications and other regulatory filings, related thereto; provided, however, that Arbutus shall make such data and Marketing Authorization Approvals available to the Company to the extent reasonably related to prosecuting and maintaining INDs and any Marketing Authorization Approvals for Products in the Field.

4.3 Recalls and Other Corrective Actions.

(a) Decisions with respect to any recall, market withdrawal or other corrective action related to any Product shall be made by the Company, unless such decision making is transferred to a Third Party. If a decision with respect to any recall, market withdrawal or other corrective action related to any Product is made by the Company, the Company shall provide to Arbutus prompt written notice if the Company determines to conduct any recall, market withdrawal or other corrective action in respect of a Product. The Parties shall cooperate in good faith with respect to any actions taken or public statements made in connection with any such recall or market withdrawal.

(b) Decisions with respect to any recall, market withdrawal or other corrective action related to any Arbutus Licensed Product shall be made by Arbutus, unless such decision making is transferred to a Third Party. If a decision with respect to any recall, market withdrawal or other corrective action related to any Product is made by Arbutus, Arbutus shall provide to the Company prompt written notice if Arbutus determines to conduct any recall, market withdrawal or other corrective action in respect of an Arbutus Licensed Product. The Parties shall cooperate in good faith with respect to any actions taken or public statements made in connection with any such recall or market withdrawal.

4.4 Regulatory Authority Communications.

(a) The Company shall be solely responsible for initiating and responding to any communications related to any Product from any Regulatory Authority, including meetings with any Regulatory Authorities, at its sole cost and expense. Arbutus shall provide any assistance reasonably requested by the Company in connection with the foregoing activities.

(b) Arbutus shall be solely responsible for initiating and responding to any communications related to any Arbutus Licensed Product from any Regulatory Authority, including meetings with any Regulatory Authorities, at its sole cost and expense. The Company shall provide any assistance reasonably requested by Arbutus in connection with the foregoing activities.

4.5 Compliance with Law; Further Assurances. Both Arbutus and the Company, and their respective Affiliates, shall perform their respective obligations under this Agreement in compliance with Applicable Laws. The Parties shall cooperate with each other to provide all reasonable assistance and take all actions that are necessary to comply with any Applicable Laws in connection with their respective Regulatory Authority obligations in relation to a Product or Arbutus Licensed Product, as applicable, under this Agreement.

4.6 Regulatory Authority Inspections.

(a) If a Regulatory Authority desires to conduct an inspection or audit of any facility in which any Development or Manufacturing activities are being carried out under this Agreement by or on behalf of Arbutus or any data generated in the conduct of activities under this Agreement by or on behalf of Arbutus, then (a) the Party receiving notice of such inspection or audit shall promptly notify the other Party of such inspection or audit, and (b) Arbutus shall (i) cooperate with such Regulatory Authority during such inspection or audit, (ii) immediately update the Company during (in the case of multi-day inspections or audits) and following such inspection or audit of any information relating to Products, (iii) promptly provide to the Company the inspection or audit observations of such Regulatory Authority relating to such activities or data to the extent that it may reasonably be applicable to a Product; provided that Arbutus shall have the right to redact any material from such inspection or audit observations that do not relate to the Products, (iv) prepare the response to any such observations, (v) provide a copy of such planned response to the Company to the extent it relates to the Product, shall consult with the Company concerning the response of Arbutus to each such communication and, if such response affects the Product specifications or any Marketing Authorization Approval (or the Company’s obligations to comply with any legal requirements), such response shall be subject to the Company’s approval, and (vi) conform its activities under this Agreement to any commitments made in such a response. To the extent reasonably practicable and not otherwise prohibited by Applicable Laws, Arbutus shall permit the Company the opportunity to be present on-site during (but not directly participate in) any such inspection.

(b) If a Regulatory Authority desires to conduct an inspection or audit of any facility in which any Development or Manufacturing activities are being carried out under this Agreement by or on behalf of the Company or any data generated in the conduct of activities under this Agreement by or on behalf of the Company, then (a) the Party receiving notice of such inspection or audit shall promptly notify the other Party of such inspection or audit, and (b) the Company shall (i) cooperate with such Regulatory Authority during such inspection or audit, (ii) immediately update Arbutus during (in the case of multi-day inspections or audits) and following such inspection or audit of any information relating to Products, (iii) promptly provide to Arbutus the inspection or audit observations of such Regulatory Authority relating to such activities or data to the extent that it may reasonably be applicable to an Arbutus Licensed Product; provided that the Company shall have the right to redact any material from such inspection or audit observations that do not relate to Arbutus Licensed Products, (iv) prepare the response to any such observations, (v) provide a copy of such planned response to the Company to the extent it relates to an Arbutus Licensed Product, shall consult with the Company concerning the response of Arbutus to each such communication and, if such response affects an Arbutus Licensed Product specifications or any Marketing Authorization Approval (or the Company’s obligations to comply with any legal requirements), such response shall be subject to the Company’s approval, and (vi) conform its activities under this Agreement to any commitments made in such a response. To the extent reasonably practicable and not otherwise prohibited by Applicable Laws, the Company shall permit Arbutus the opportunity to be present on-site during (but not directly participate in) any such inspection.

ARTICLE V - INTELLECTUAL PROPERTY

5.1 Ownership.

(a) Subject to the licenses granted by Arbutus herein, Section 2.6, Section 2.7, and Section 5.1(e) of this Agreement, Arbutus is and shall at all times remain the sole and exclusive owner, regardless of inventorship, of all:

(i) Licensed Intellectual Property, and

(ii) Arbutus’ Confidential Information.

(b) Subject to the licenses granted by the Company herein, Section 2.7 and Section 5.1(e) in this Agreement, the Company is, remains, and/or shall become the sole and exclusive owner, regardless of inventorship, of all:

(i) Company Background IP,

(ii) After Acquired Intellectual Property Controlled by the Company or its Subsidiaries (including Joint IP),

(iii) the Company’s Confidential Information,

(iv) Licensed Improvement IP,

(v) Intellectual Property that is an improvement, enhancement or derivative of any Company Background IP or After Acquired Intellectual Property (collectively, including Licensed Improvement IP, the “Company Improvement IP”), and

(vi) Know-How developed or Controlled by the Company or its Affiliates or Subsidiaries during the Term that is directed to any aspect of LNP Technology or GalNAc Technology, including data and results relating to LNP or GalNAc components or formulations (the Intellectual Property provided in the foregoing clauses (i)-(vi), “Company Intellectual Property”).

(c) Section 5.1(b) is not intended to limit the ability of the Company to assign or transfer any of its rights, title or interest in the Company Intellectual Property to a Third Party or Affiliate at the Company’s discretion as is consistent with the terms of this Agreement.

(d) Arbutus shall, and shall cause its Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to ensure that all right, title, and interest in the Company Improvement IP is effectively transferred to and held by the Company.

(e) Consistent with the terms set forth in Section 5.1(a) - (d) above:

(i) inventorship of Intellectual Property conceived, reduced to practice or otherwise created in the performance of activities conducted under this Agreement shall be determined by the inventorship laws of the United States;

(ii) unless otherwise agreed to in writing by the Parties, all data, results and inventions generated, conceived, reduced to practice or otherwise created jointly by employees, consultants, or contractors of Arbutus and by employees, consultants, or contractors of the Company, if any, shall be solely owned by the Company (“Joint IP”); and

(iii) Arbutus shall, and shall cause its Affiliates to, assign all right, title and interest in the Joint IP to the Company. For example, any right, title, and interest obtained by Arbutus through employee, consultant or contractor agreements and/or assignment documents from inventors of Joint IP shall be assigned to the Company; and all necessary documents to perfect such assignment shall be timely executed by Arbutus; and

(iv) the Company shall grant license(s) to Arbutus for Joint IP consistent with Section 2.2.

(f) Except as otherwise expressly provided in this Agreement, under no circumstances shall a Party, as a result of this Agreement, obtain any ownership interest or other right, title or interest in or to any other Intellectual Property or Confidential Information of the other Party, whether by implication, estoppel or otherwise, including any items Controlled or developed by the other Party, or delivered by the other Party, at any time pursuant to this Agreement.

5.2 Prosecution and Maintenance of Patents.

(a) The Company shall have the sole right and responsibility at its sole cost and expense with input from Arbutus, to file, prosecute, maintain or abandon patent protection, post-grant review, inter partes review, or opposition proceedings and any similar patent office proceedings in the Territory and all appeals of any decisions rendered with respect to any such IPRs, post-grant review, opposition proceedings, administrative proceedings, and any similar patent office proceedings in the Territory for the Arbutus Patents (subject to Section 5.2(b), in the case of the Royalty Patents) and Patents Covering Joint IP (if any), exclusive of the Arbutus Controlled Patent. Prosecution rights and obligations for the Arbutus Controlled Patent are set forth in Section 5.2(d). The Company shall diligently prosecute the Arbutus Patents (subject to Section 5.2(b), in the case of the Royalty Patents) and Patents Covering Joint IP claims in the broadest manner most reasonably possible, subject to applicable laws in the Territory and the efforts of the Company to Research, Develop, Manufacture and Commercialize the Product(s) and Arbutus to Research, Develop, Manufacture and Commercialize the Arbutus Licensed Product(s). The Company shall notify Arbutus of all material developments and all significant actions to be taken in connection with prosecuting and maintaining the Arbutus Patents and Patents Covering Joint IP and provide Arbutus with copies of all material filings, submissions, communications, correspondence or responses to be made to, or received from, the patent authorities with respect to such Arbutus Patents (subject to Section 5.2(b), in the case of the Royalty Patents) and Patents Covering Joint IP, with sufficient time to allow for review and comment by Arbutus. Arbutus shall offer its comments or proposals, if any, promptly, and the Company shall not unreasonably reject any such comments and proposals. Notwithstanding the above, the Company shall have the final decision making authority with respect to the Arbutus Patent claim(s) (subject to Section 5.2(b), in the case of the Royalty Patents); provided, however, if the claims of an Arbutus Patent or Patent Covering Joint IP substantially Cover an Arbutus Licensed Product, the Company shall make reasonable efforts to reach an agreement with Arbutus on the prosecution strategy. In the event that the Company desires to abandon, withdraw or otherwise discontinue the maintenance or prosecution of any of the Arbutus Patents or Patents Covering Joint IP, the Company shall provide reasonable prior written notice to Arbutus of such intention (which notice shall, in any event, be given no later than thirty (30) days prior to the next deadline for any action that may be taken with respect to such Patents with the applicable patent office) and Arbutus shall have the right, but not the obligation, to assume, at its sole cost and expense, responsibility for the prosecution and maintenance thereof.

(b) Notwithstanding the provisions of Section 5.2(a) above, a certain subset of the Arbutus Patents shall be subject to the following:

(i) The Parties agree that the following Arbutus Patents shall be subject to the terms of this Section 5.2(b) (hereafter the “Royalty Patents”): (A) [***]; (B) [***]; (C) [***]; (D) [***]; (E) [***]; (F) [***]; and (G) all patents and patent applications claiming benefit of priority of any of the patents described in clauses (A) through (F) above.

(ii) Rights and responsibilities for prosecution and maintenance of the Royalty Patents (but not the defense of the Royalty Patents in an IPR, post-grant review, opposition proceedings, administrative proceedings, and any similar patent office proceedings in the Territory or appeals of any decisions rendered with respect to any such IPRs, post-grant review, opposition proceedings, administrative proceedings, and any similar patent office proceedings in the Territory, which shall be governed by Section 5.2(a)(iii) below) shall be subject to the following:

(1) The Company shall have the right and responsibility at its sole cost and expense with input from Arbutus, to file, prosecute, maintain or abandon patent protection, in the Territory for the Royalty Patents. The Company (or the Company’s authorized attorneys, agents or representatives) shall proactively communicate to Arbutus any action and/or proposed strategy related to filing, prosecuting, or abandoning patent protection in the Territory for any patent or application that is a Royalty Patent (collectively, the “contemplated actions”). Arbutus shall have the right to propose contemplated actions to the Company and the Company shall consider in good faith, and shall not unreasonably reject, any such proposed contemplated action.

(2) Arbutus shall notify the Company if any such contemplated action related to a Royalty Patent, or the failure to pursue any contemplated action proposed by

Arbutus related to a Royalty Patent, could reasonably be considered to put the Patisiran royalty in jeopardy. Arbutus shall offer its comments or proposals with respect to any contemplated action, if any, promptly, and the Company shall not unreasonably reject any such comments and proposals. The Company shall make commercially reasonable efforts to work collaboratively with Arbutus to develop a mutually agreeable strategy for how to proceed with the contemplated action and prior to taking or failing to take any contemplated action that Arbutus determines could have a material impact on Arbutus’ interest, the Company shall provide to Arbutus prior notice and a reasonable opportunity to comment on such contemplated action. In keeping with the above, the Company shall have the final decision making authority with respect to any contemplated actions for the Royalty Patents.

(3) In the event that the Company desires to abandon, withdraw or otherwise discontinue the maintenance or prosecution of any of the Royalty Patent, the Company shall provide reasonable prior written notice to Arbutus of such intention (which notice shall, in any event, be given no later than thirty (30) days prior to the next deadline for any action that may be taken with respect to such Patents with the applicable patent office) and Arbutus shall have the right, but not the obligation, to assume, at its sole cost and expense, responsibility for the prosecution and maintenance thereof.

(iii) Notwithstanding the provisions of Sections 5.2(a), 5.2(b)(i) and 5.2(b)(ii) above and with the exception of patent office proceedings under Section 5.2(b)(iv), Arbutus shall have the right and responsibility, at its sole cost and expense, to prosecute and maintain: (A) the pending Inter Partes Reviews (“IPRs”) for [***] and [***]; (B) all other IPRs, post-grant review, opposition proceedings, administrative proceedings, and any similar patent office proceedings in the Territory that arise with respect to any Royalty Patents (if any); (C) all appeals of any decisions rendered with respect to any such IPRs, post-grant review, opposition proceedings, administrative proceedings, and any similar patent office proceedings in the Territory with respect to the Royalty Patents; and (D) (except for challenges to validity or enforceability of the Royalty Patents arising in response to a Third Party Infringement Action brought by or threatened by the Company) all other challenges to the validity or enforceability of the Royalty Patents in any other administrative, judicial or arbitral proceeding (collectively “Royalty Patent Challenges”). Arbutus shall select legal counsel to participate in such Royalty Patent Challenge, provided that, Arbutus shall use reasonable efforts to select legal counsel that the Parties mutually agree upon. Arbutus shall provide the Company with copies of all official actions, material filings, or responses received from, or to be made to, the patent authorities with respect to any Royalty Patent Challenge, in sufficient time to allow for review and comment by the Company. The Company shall offer its comments or proposals, if any, promptly, and Arbutus shall not unreasonably reject any such comments and proposals. Arbutus shall work collaboratively with the Company to develop a mutually agreeable strategy for prosecuting and defending any Royalty Patent Challenge. Notwithstanding the above, Arbutus shall have final decision-making authority on Royalty Patent Challenges, provided that, Arbutus shall obtain the Company’s prior, written approval (not to be unreasonably withheld, conditioned or delayed) before (1) narrowing by amendment or cancelling any claims of any Royalty Patent or [***]; (2) agreeing to enter into any settlement agreement with respect to any Royalty Patent Challenge; (3) expressly dedicating any subject matter of any Royalty Patent or [***] to the public (including terminal disclaimers); (4) expressly agreeing to or proposing any claim construction of any Royalty Patent or [***]; (5) creating any claim estoppels by express disclaimer of claim scope with respect to any Royalty Patent or [***]; (6) agreeing to an adverse judgment with respect to a Royalty Patent Challenge; (7) filing a reissue or ex parte reexamination of any Royalty Patent or [***]; or (8) attempting to provoke an interference or derivation proceeding of any Royalty Patent or [***]; and further provided that, Arbutus shall seek review and input from the Company regarding characterizing any claims or disclosure of any Arbutus Patent. In the event that Arbutus makes a determination that any relevant Royalty Patent Challenge is not reasonably expected to have any effect upon Arbutus’ rights to the Patisiran royalties, Arbutus shall transfer final decision-making authority with respect to such Royalty Patent Challenge to the Company.

(iv) The Company shall have final decision-making authority with respect to any IPRs, post-grant review, opposition proceedings, administrative proceedings, or any similar patent office proceedings challenging the validity or enforceability of a Royalty Patent that arises in response to a Third Party Infringement Action initiated or threatened by the Company, provided that, in the course of any such patent office proceedings, the Company shall be obligated to comply with all the requirements of consultation and cooperation imposed by Section 5.2(b)(iii) upon Arbutus with respect to the Company, mutatis mutandis.

(v) In the event that Arbutus desires to abandon, withdraw or otherwise discontinue any Royalty Patent Challenge or discontinue defending the validity or enforceability of any Royalty Patent involved in a Royalty Patent Challenge, Arbutus shall provide reasonable prior written notice to the Company of such intention (which notice shall, in any event, be given no later than thirty (30) days prior to the next deadline for any action that may be taken with respect to such Royalty Patent Challenge) and the Company shall have the right, but not the obligation, to assume, at its expense, responsibility for the prosecution and maintenance thereof. If either Party desires to abandon, withdraw or otherwise discontinue the maintenance or prosecution of any Royalty Patent, such Party shall provide reasonable prior written notice to the other Party of such intention (which notice shall, in any event, be given no later than thirty (30) days prior to the next deadline for any action that may be taken with respect to such Patents with the applicable patent office) and the other Party shall have the right, but not the obligation, to assume, at its expense, responsibility for the prosecution and maintenance thereof.

(vi) If Patisiran development and/or commercialization is discontinued such that Arbutus determines that there is no Patisiran royalty in the Territory, the Company shall have the sole right and responsibility at its sole cost and expense, to file, prosecute, maintain or abandon patent protection, post-grant review, inter partes review, or opposition proceedings and any similar patent office proceedings in such Territory and to appeal any decisions rendered with respect to any such IPRs, post-grant review, opposition proceedings, administrative proceedings, and any similar patent office proceedings in the Territory for all of the Royalty Patents under Section 5.2(a) without the limitations of Section 5.2(b).

(c) The Parties hereby agree as to Arbutus Patents (including the Royalty Patents) and Patents Covering Joint IP:

(i) to make its employees, agents and consultants reasonably available to the other Party (or the other Party’s authorized attorneys, agents or representatives), to the extent reasonably necessary to enable such Party to file, prosecute, maintain or abandon patent protection, post-grant review, inter partes review, or opposition proceedings, and any similar proceedings as contemplated by Sections 5.2(a) and 5.2(b);

(ii) to cooperate, if necessary and appropriate, with the other Party in gaining patent term extensions whenever applicable to patent rights; and

(iii) to endeavor in good faith to coordinate its efforts wherever possible or reasonable to minimize or avoid interference with the prosecution and maintenance of patent applications that Cover a Product(s) or Arbutus Licensed Product(s).

(d) Arbutus shall have the sole right and responsibility at its sole cost and expense to file, prosecute, maintain or abandon patent protection, post-grant review, inter partes review, or opposition proceedings, and any similar proceedings in the Territory for the Arbutus Controlled Patent. Arbutus shall notify the Company of all material developments and all significant actions to be taken in connection with prosecuting and maintaining the Arbutus Controlled Patent and provide the Company with copies of all material filings, submissions, communications, or responses to be made to the patent authorities with respect to the Arbutus Controlled Patent in sufficient time to allow for review and comment by the Company. The Company shall offer its comments or proposals, if any, promptly, and Arbutus shall not unreasonably reject any such comments and proposals. Notwithstanding the above, Arbutus shall have the final decision making authority. In the event that Arbutus desires to abandon, withdraw or otherwise discontinue the maintenance or prosecution of any of the Arbutus Controlled Patent, Arbutus shall provide reasonable prior written notice to the Company of such intention (which notice shall, in any event, be given no later than thirty (30) days prior to the next deadline for any action that may be taken with respect to such Patents with the applicable patent office) and the Company shall have the right, but not the obligation, to assume, at its expense, responsibility for the prosecution and maintenance thereof.

(e) The Company shall have the sole right and responsibility, in its sole discretion and at its sole cost and expense, to file, prosecute, maintain or abandon patent protection in the Territory for any Patent that is part of the Company Background IP, Company Improvement IP, and After Acquired Intellectual Property Controlled by the Company exclusive of Joint IP, which is covered by Section 5.2(a) (subject to the terms of any Third Party agreement, if applicable), including patent term extensions and defending opposition, reexamination, post-grant review, inter partes review, or opposition proceedings, and any similar patent office proceedings.

(f) Notwithstanding the foregoing, (i) Arbutus shall not file a patent application that includes any claim(s) that Cover Company Improvement IP and/or that Covers a Company Product; and (ii) the Company shall not file a patent application that includes any claim(s) that Covers an HBV Payload or claims to treating HBV, in each case without the other Party’s prior written consent.

(g) Upon reasonable request by Arbutus, the Company will timely provide an up-to-date written report showing all Arbutus Patents licensed to and being prosecuted or maintained by the Company. The report will include at least the title, application serial number, filing date, country, and status for each licensed Arbutus Patent that is being prosecuted or maintained by the Company. Upon reasonable request by the Company, Arbutus will timely provide an up-to-date written report showing all Royalty Patents or Arbutus Controlled Patents being prosecuted or controlled by Arbutus (including any Patents involved in Inter Partes Review). The report will include at least the title, application serial number, filing date, country, and status for each Royalty Patent and Arbutus Controlled Patent that is being prosecuted or maintained by Arbutus.

5.3 Third-Party Infringement of Arbutus Patents and Joint Patents.

(a) Each Party shall use reasonable efforts to promptly report in writing to the other Party during the Term any known or suspected commercially relevant infringement by a Third Party of any of the Arbutus Patents and/or Joint IP Patents by a Third Party as such infringement relates to the Research, Development, Manufacture or Commercialization of a Product or an Arbutus Licensed Product (“Infringement Action”) of which such Party becomes aware and provide the other Party with all evidence in its possession supporting or relating to such infringement.

(b) The Company shall have the right to initiate and maintain an infringement or other appropriate suit with respect to infringements or suspected infringements of any of the Joint IP Patents and/or Arbutus Patents (including the Royalty Patents) by a Third Party as such infringement relates to the Research, Development, Manufacture, or Commercialization of a Product, or to take such other actions as the Company, in its sole discretion, deems appropriate with respect to such infringements or suspected infringements, all at the Company’s sole cost and expense, as applicable.

(c) Arbutus shall have the right to initiate and maintain an infringement or other appropriate suit with respect to infringements or suspected infringements of any of the Arbutus Patents (including the Royalty Patents) or Arbutus Controlled Patent by a Third Party as such infringement relates to the Research, Development, Manufacture, or Commercialization of an Arbutus Licensed Product, or to take such other actions as Arbutus, in its sole discretion, deems appropriate with respect to such infringements or suspected infringements, all at Arbutus’ sole cost and expense, as applicable.

(d) Each Party shall (i) notify the other Party promptly after initiating any such Infringement Action, (ii) consult closely with such other Party regarding all aspects of such Infringement Action, and (iii) permit such other Party to have an attorney of its own choosing participate in such Infringement Action (at the other Party’s own cost), with the understanding that the Party initiating such Infringement Action will have the final decision making authority. If a Party elects not to initiate, pursue or maintain any such Infringement Action, such Party shall provide the other Party with prompt written notice of the same and, thereafter, with the written consent of the Party electing not to initiate, pursue or maintain the Infringement Action, such other Party shall have the right, but not the obligation, to initiate, pursue or maintain any Infringement Action that such other Party deems appropriate with respect to such infringements or suspected infringements, all at such other Party’s sole cost and expense. Thereafter, such other Party shall consult closely with such Party regarding all aspects of such Infringement Action and permit such Party to have an attorney of its own choosing participate in such Infringement Action. Neither Party shall enter into any settlement or compromise in connection with an Infringement Action that would materially eliminate, diminish, or otherwise modify any right, title, or interest of the other Party in any such Patents or that would require any payments, concessions, or otherwise bind such other Party, without such other Party’s prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned.

(e) Upon the request of the enforcing Party, the other Party shall cooperate with the enforcing Party in any Infringement Action by joining as a party if necessary or required by Applicable Laws.

(f) Arbutus shall be entitled to retain any proceeds from any Infringement Action that it initiates pursuant to Section 5.3(c). The Parties shall share in the proceeds from any Infringement Action under Section 5.3(b), including settlements thereof (the “Proceeds”), as follows:

(i) First, for the costs and expenses, including legal fees, that are incurred by either Party as part of, or in preparation for, the Infringement Action, and

(ii) The remainder of the Proceeds shall be treated as Net Sales, with Arbutus receiving Royalties on such remainder of the Proceeds in accordance with Article III and the Company receiving the rest of the remainder of the Proceeds. To avoid any doubt, this Section 5.3(f) does not apply to any proceeds from any Infringement Action relating solely to Company Intellectual Property.

(g) Notwithstanding anything to the contrary contained in this Section 5.3 or elsewhere in this Agreement, the Company hereby agrees that it shall not at any time after the Effective Date directly or indirectly (through any Affiliate, Sublicensee, customer, assignee or agent or otherwise) initiate an infringement or other similar suit with respect to infringements or suspected infringements of any of the Arbutus Patents, Joint IP Patents, or Patents Covering Licensed Improvement IP by Alnylam or any of its successors or assigns in respect of Patisiran.

5.4 Defense of Claims Brought by Third Parties. Each Party shall promptly notify the other Party if it becomes aware of any claim that the Company’s actual use, sale or practice of a Product or Arbutus’s actual use, sale or practice of an Arbutus Product in connection with its exercise of its license under Sections 2.1 and 2.2, respectively, infringes, misappropriates, or otherwise violates the Intellectual Property rights of any Third Party.

(a) Subject to Article VII, Section 5.2 and Section 5.3, (i) the Company shall have the sole right and responsibility at its sole cost and expense to defend itself against claims brought against the Company by Third Parties relating to any Products or the Licensed Intellectual Property in the Territory (including, but not limited to any Third Party claim of infringement of Third Party patents or claims of invalidity or unenforceability of any Arbutus Patents (including Royalty Patents) or Patents Covering Joint IP), (ii) the Company shall notify Arbutus of all material developments and all significant actions to be taken in connection with defending any Products or Licensed Intellectual Property, and (iii) Arbutus shall have the opportunity to offer its comments or proposals, if any, promptly, and the Company shall not unreasonably reject any such comments and proposals, provided, the Company shall have the final decision making authority in such defenses.

(b) Subject to Article VII, Section 5.2 and Section 5.3, (i) Arbutus shall have the sole right and responsibility at its sole cost and expense to defend itself against claims brought against Arbutus by Third Parties relating to any Arbutus Licensed Products or the Arbutus Controlled Patent (including, but not limited to any Third Party claim of infringement of Third Party patents or claims of invalidity or unenforceability of any the Arbutus Controlled Patent), (ii) Arbutus shall notify the Company of all material developments and all significant actions to be taken in connection with defending any Arbutus Licensed Products or Arbutus Controlled Patent, and (iii) the Company shall have the opportunity to offer its comments or proposals, if any, promptly, and Arbutus shall not unreasonably reject any such comments and proposals, provided, Arbutus shall have the final decision making authority in such defenses.

ARTICLE VI - CONFIDENTIAL INFORMATION AND PUBLICITY

6.1 Non-Disclosure of Confidential Information. Each Party agrees that, for itself and its Affiliates, until the tenth (10th) anniversary of the termination or expiration of this Agreement, a Receiving Party shall maintain all Confidential Information of the Disclosing Party in strict confidence and shall not disclose Confidential Information to any Third Party without the prior written consent of the Disclosing Party, except for disclosures expressly permitted below.

6.2 Exceptions. The obligations in this Article VI shall not apply with respect to any portion of the Confidential Information that the Receiving Party can show by competent documented proof: (a) was known to the Receiving Party or its Affiliates, without any obligation to keep it confidential or any restriction on its use, prior to disclosure by the Disclosing Party; (b) is subsequently disclosed to the Receiving Party or its Affiliates by a Third Party lawfully in possession thereof and without any obligation to keep it confidential or any restriction on its use; (c) is or otherwise becomes generally available to the public or enters the public domain, either before or after it is disclosed to the Receiving Party, and such public availability is not the result, directly or indirectly, of any fault of, or improper taking, use or disclosure by, the Receiving Party or its Affiliates or anyone working in concert or participation with the Receiving Party or its Affiliates; or (d) has been independently developed by employees or contractors of the Receiving Party or its Affiliates without the aid, application or use of Confidential Information of the Disclosing Party. Notwithstanding the foregoing, (i) specific Confidential Information disclosed by a Disclosing Party shall not be deemed to be within any exceptions set forth in (a), (b), or (c) above merely because it is embraced by more general information to which one or more of those exceptions may apply, (ii) no combination of information shall be deemed to be within any such exceptions unless the combination itself and its principle of operation are within the public domain and (iii) disclosure of Confidential Information to Regulatory Authorities shall not constitute a public disclosure, unless such information is made available to the public by the Regulatory Authority (i.e., it shall remain Confidential Information after such disclosure). Even though Confidential Information may be within one of the exceptions described in the preceding sentence, the Receiving Party shall not disclose to Third Parties that the excepted Confidential Information was received from the Disclosing Party.

6.3 Permitted Uses; Protection. Confidential Information of a Disclosing Party may be used by the Receiving Party in the performance of its obligations under this Agreement. Confidential Information that is relevant to Licensed Intellectual Property may be used by the Company subject to and in accordance with the provisions of this Agreement, to the extent applicable to the Company’s license to Licensed Intellectual Property, including the Research, Development, Commercialization and Manufacture of a Product. Each Receiving Party shall take steps to maintain the confidentiality of the Disclosing Party’s Confidential Information that are consistent with the steps it takes to maintain the confidentiality of its own Confidential Information of a similar value, but in no event less than commercially reasonable steps; provided, however, that nothing in this Agreement shall be deemed to eliminate, restrict, or otherwise limit the Company’s license to use such Confidential Information in accordance with the terms and conditions of this Agreement.

6.4 Permitted Disclosures. The Receiving Party may disclose Confidential Information belonging to the Disclosing Party to the extent (and only to the extent) such disclosure is reasonably necessary in the following instances: (a) by either Party to comply with non-patent Applicable Laws (including any securities Applicable Laws or the rules of a securities exchange in a relevant jurisdiction) and with judicial process, if such disclosure is subject to an order of the court, or with written consent of the Disclosing Party; provided, however, that, where legally permissible, (i) the Receiving Party shall notify the Disclosing Party of the Receiving Party’s intent to make any disclosure sufficiently prior to making such disclosure so as to allow the Disclosing Party adequate time to take whatever action it may deem appropriate to protect the confidentiality of the information to be disclosed, including seeking protective orders or injunctive relief, and (ii) consistent with Applicable Laws, the Disclosing Party shall have the right to suggest reasonable changes to the disclosure to protect its interests, and the Receiving Party shall not unreasonably refuse to include such changes in its disclosure; (b) by the Company, its Affiliates, or its Sublicensees, as necessary in connection with the Development, Manufacture or Commercialization of Product that use or employ Licensed Intellectual Property, including labeling requirements and disclosures in connection with obtaining Marketing Authorization Approvals, so long as the Research, Development, Manufacture or Commercialization of Product has been and is performed in a manner that complies with the terms and conditions of the Company’s license to such Licensed Intellectual Property and reasonable steps are taken to maintain the confidentiality of such Confidential Information even when disclosed for such purposes; (c) by either Party for customary discussions and other disclosures with and to Affiliates or Roivant Sciences Ltd. or its Affiliates, current or prospective investors, Sublicensees, collaborative partners, acquirers, merger partners, or providers of financing and their advisors, provided that such parties are bound by enforceable obligations of confidentiality consistent with and at least as protective as this Article VI; and (d) as provided in Section 6.6.

6.5 Press Release. Neither Party shall issue a press release or public announcement relating to the other Party or the collaboration activities undertaken pursuant this Agreement without the prior written approval of the other Party, which approval shall not be unreasonably withheld, delayed or conditioned; provided, however, that either Party may issue a press release or public announcement as required by Applicable Laws, subject to Section 6.4(a). Except as otherwise provided herein, each Party agrees not to use the name, trademark, service mark, or design registered to the other Party or its Affiliates in any publicity, promotional, or advertising material, without prior written approval of the other Party, which approval shall not be unreasonably withheld, delayed or conditioned.

6.6 Securities Filings. If either Party proposes to file with the Securities and Exchange Commission, or the securities regulators of any state or other jurisdiction, a registration statement or any other disclosure document which describes or refers to this Agreement under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any other applicable securities law, the Party shall notify the other Party of such intention and shall provide such other Party with a copy of relevant portions of the proposed filing not less than ten (10) Business Days (or such other period as is reasonable under the circumstances) prior to such filing (and any revisions to such portions of the proposed filing a reasonable time prior to the filing thereof), including any exhibits thereto relating to the Agreement, and shall use reasonable efforts to obtain confidential treatment of any information concerning the Agreement that such other Party requests be kept confidential, and shall only disclose Confidential Information which it is advised by counsel is legally required to be disclosed. No such notice shall be required under this Section 6.6 if the substance of the description of or reference to this Agreement contained in the proposed filing has been included in any previous filing made by the either Party hereunder or otherwise approved in writing by the other Party.

6.7 Terms of this Agreement. Except as otherwise specifically set forth in this Article VI, without the prior consent of the other Party, neither Party shall disclose any terms or conditions of this Agreement (including any schedule or exhibit hereto) to any Third Party nor make any statement to the public regarding the execution or any other aspect of the subject matter of this Agreement (including the Development or Commercialization status of Products), except: (a) to the extent such disclosure is required by Applicable Laws or stock exchange rules or regulations and, to the extent practical, the other Party is provided with the opportunity sufficiently in advance of disclosure to review such information and seek confidential treatment thereof; (b) for customary discussions and other disclosures with and to Affiliates or Roivant Sciences Ltd. or its Affiliates, current or prospective investors, lenders, Sublicensees, collaborative partners, acquirers, merger partners, or providers of financing and their advisors; or (c) either Party may use the text of a statement previously approved for public dissemination by the other Party. With respect to any disclosures made pursuant to subsection (b) above, each such Third Party recipient of Confidential Information shall be subject to obligations of confidentiality and non-use with respect to such Confidential Information substantially similar to the obligations of confidentiality and non-use of the Receiving Party pursuant to this Article VI.

ARTICLE VII - INDEMNIFICATION

7.1 Arbutus Indemnification. Arbutus shall indemnify and defend the Company and its Affiliates, and their respective agents, directors, officers, employees, representatives, successors and permitted assigns (the “Company Indemnitees”) against and shall hold each of them harmless from any and all losses, costs, damages, fees or expenses (“Losses”) actually incurred or suffered by a Company Indemnitee to the extent arising out of or in connection with any claim, suit, demand, investigation or proceeding brought by a Third Party based on: (a) any breach of any covenant by Arbutus under this Agreement; (b) Arbutus’, its Affiliates’ or its Sublicensees’ gross negligence, willful misconduct or violation of Applicable Laws; or (c) product recall, products’ liability, infringement claims or similar claims based on the Research, Development, Manufacture or Commercialization of an Arbutus Licensed Product. The foregoing indemnification shall not apply to the extent that any Losses are due to the Company’s, its Affiliates’ or its Sublicensees’ gross negligence or willful misconduct or violation of Applicable Laws or are subject to the Company’s indemnification obligations pursuant to Section 7.2.

7.2 Company Indemnification. The Company shall indemnify and defend Arbutus and its Affiliates, and their respective agents, directors, officers, employees, representatives, successors and permitted assigns (the “Arbutus Indemnitees”) against and shall hold each of them harmless from any and all Losses actually incurred or suffered by an Arbutus Indemnitee to the extent arising out of or in connection with any claim, suit, demand, investigation or proceeding brought by a Third Party based on: (a) any breach of any covenant by the Company under this Agreement; (b) the Company’s, its Affiliates’ or its Sublicensees’ gross negligence, willful misconduct or violation of Applicable Laws; or (c) product recall, products’ liability, infringement claims or similar claims based on the Research, Development, Manufacture or Commercialization of a Product. The foregoing indemnification obligations shall not apply to the extent that any Losses are due to Arbutus’, its Affiliates’ or its Sublicensees’ gross negligence or willful misconduct or violation of Applicable Laws or are subject to Arbutus’ indemnification obligations pursuant to Section 7.1.

7.3 Tender of Defense; Counsel. Any Person seeking indemnification under this Article VII (the “Indemnified Party”) agrees to give prompt notice in writing to the other Party (the “Indemnifying Party”) of the assertion of any claim or the commencement of any action by any Third Party (a “Third Party Claim”) in respect of which indemnity may be sought under this Article VII. Such notice shall set forth in reasonable detail such Third Party Claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its indemnification and hold harmless obligations hereunder, except to the extent such failure shall have materially and adversely prejudiced the Indemnifying Party. Except in the case of a Third Party Claim that is of a type governed by the provisions of Section 5.2 or Section 5.3 (in which case the provisions set forth therein shall govern the selection of the party entitled to control and conduct of the defense of such Third Party Claim), the Indemnifying Party shall be entitled to control and appoint lead counsel reasonably satisfactory to the Indemnified Party for such defense by written notice to the Indemnified Party within twenty (20) days after the Indemnifying Party has received notice of the Third Party Claim, in each case at its own expense; provided, however, that the Indemnifying Party must use commercially reasonable efforts to conduct the defense of the Third Party Claim in a manner designed to protect the rights of the Indemnified Parties, and otherwise conduct such defense actively and diligently, thereafter in order to preserve its rights in this regard. The Indemnifying Party shall not be entitled to assume or maintain control of the defense of any Third Party Claim and shall pay the fees and expenses of one counsel retained by the Indemnified Party if: (a) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment or allegation; (b) the Third Party Claim seeks an injunction or equitable relief against an Indemnified Party or any of its Affiliates; or (c) the Indemnifying Party, as reasonably and in good faith determined by the Indemnified Party’s counsel, has failed or is failing to prosecute or defend vigorously the Third Party Claim. Each Indemnified Party shall obtain the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld, delayed or conditioned, before entering into any settlement of a Third Party Claim. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to enter into or approve any settlement of a Third Party Claim without the consent of the Indemnified Party (which may be withheld in its sole discretion), if the settlement (i) does not expressly unconditionally release all applicable Indemnified Parties and their Affiliates from all Losses with respect to such Third Party Claim, (ii) imposes injunctive or other equitable relief against the Indemnified Party or any of its Affiliates, (iii) involves any admission of criminal or similar liability, or (iv) involves any monetary damages that may not be fully covered by the Indemnifying Party. In the event that the Indemnifying Party fails to assume the defense of the Third Party Claim in accordance with this Section 7.3, (1) the Indemnified Party may defend against the Third Party Claim in any manner it reasonably may deem appropriate, and (2) the Indemnifying Party shall remain responsible for any Losses of the Indemnified Party as a result of such Third Party Claim. In circumstances where the Indemnifying Party is controlling the defense of a Third Party Claim in accordance with this Section 7.3, the Indemnified Party shall be entitled to participate in the defense of any Third Party Claim and to employ separate counsel of its choice for such purpose, in which case the fees and expenses of such separate counsel shall be borne by such Indemnified Party. Notwithstanding anything herein to the contrary, in circumstances where there is a conflict of interest that would reasonably make it inappropriate under applicable standards of professional conduct to have common counsel for the Indemnifying Party and the Indemnified Party, the Indemnified Party shall be entitled to employ separate counsel, that is reasonably acceptable to the Indemnifying Party, and the Indemnifying Party shall pay the reasonable fees and expenses of such separate counsel. Each Party shall cooperate, and cause their respective Affiliates to cooperate in all reasonable respects, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith, all at the expense of the Indemnifying Party.

ARTICLE VIII - TERM AND TERMINATION

8.1 Term. The term of this Agreement shall begin on the Effective Date and, unless terminated earlier as provided herein, shall continue until the last to expire Royalty Payment Term (the “Term”). Following expiry of the Royalty Payment Term in respect of any Product or country, the Company and its Affiliates shall have fully paid-up licenses described in Section 3.3.

8.2 Termination for Material Breach. If either Party commits a material breach of any of its obligations under this Agreement, and such breach or default continues without cure for a period of ninety (90) days after delivery by the other Party of written notice reasonably detailing such breach or default, then the other Party shall have the right to terminate this Agreement, with immediate effect, by giving written notice to the breaching Party. The Parties shall retain all rights and remedies (at law or in equity) in respect of any breach hereof. Notwithstanding anything to the contrary in this Section 8.2, if the allegedly breaching Party disputes in good faith the existence or materiality of such breach and provides notice to the other Party of such dispute within the ninety (90) day cure period, such 90-day period will be tolled until such dispute can no longer be maintained in good faith, the resolution of which shall proceed as described in Section 9.7(b).

8.3 Challenges of Arbutus Patents. If the Company or any of its Affiliates or Sublicensees directly or indirectly and voluntarily commences or participates in any Challenge of any of the Arbutus Patents, Arbutus shall have the right to give notice to the Company (which notice must be given, if at all, within ninety (90) days after Arbutus’ Chief Executive Officer or General Counsel first learns of the foregoing) that the licenses granted by Arbutus to the Company hereunder to such Arbutus Patent(s) shall terminate ninety (90) days following the Company’s receipt of such notice, and, unless the Company or its Affiliates or Sublicensees, as applicable, withdraw or cause to be withdrawn all such Challenge(s) within such ninety (90)-day period, such licenses to such Arbutus Patent shall so terminate; provided that, if such action, proceeding or assertion is made by a Sublicensee, the license shall only terminate with respect to the sublicense granted to such Sublicensee; provided further that, if such Challenge is brought by a Sublicensee, Arbutus may not so terminate this Agreement if the Company has terminated all sublicenses granted to such Sublicensee hereunder within ninety (90) days after the Company has received written notice from Arbutus of such Challenge. For the purpose of this Section, “Challenge” means any challenge to the validity or enforceability of the applicable Arbutus Patent, including by (a) filing a declaratory judgment action in which the applicable Arbutus Patent is alleged to be invalid or unenforceable, (b) becoming party to an interference with the applicable Arbutus Patent pursuant to 35 U.S.C. §135 or (c) filing or commencing any reexamination, opposition, cancellation, nullity or similar proceedings against the applicable Arbutus Patent, or petitioning for any form of administrative or judicial (or arbitration) review of the applicable Arbutus Patent, including post-grant review, inter partes review, or opposition proceedings; provided, however, that the term Challenge shall not include arguments, or any other statements or allegations, made by or on behalf of the Company, its Affiliate, or its Sublicensee that (i) distinguish the inventions claimed in patents or patent applications owned or controlled (except by virtue of this Agreement) by the Company, its Affiliate, or its Sublicensee from those claimed in the Arbutus Patents (A) in the ordinary course of ex parte prosecution of such patents or patent applications owned or controlled by the Company, its Affiliate, or its Sublicensee, including any reissue or reexamination patents or patent applications or (B) in inter partes or post grant review proceedings, oppositions, nullity proceedings, reissue proceedings, reexamination proceedings, and any other similar proceedings before the U.S. Patent & Trademark Office or other agency or tribunal in any jurisdiction, or in any arbitration or litigation, wherein such patents or patent applications owned or controlled by the Company, its Affiliate, or its Sublicensee have been challenged; or (ii) are made in connection with a response to a claim or allegation that the Company, its Affiliate, or its Sublicensee, or any of their respective direct or indirect customers infringes or may infringe any Patents Controlled or enforceable by Arbutus, its Affiliates, or any of their respective successors or assigns. Neither the Company’s, its Affiliate’s, a Sublicensee’s, or any of their employees’ participating in or appearing in any such action, proceeding or claim as a result of receiving a subpoena or other court order requiring such participation or appearance shall give rise to a right for Arbutus to terminate as set forth in this Section 8.3.

8.4 Rights in Bankruptcy. Each Party (the “Insolvent Party”) shall promptly notify the other Party (the “Solvent Party”) in writing upon the initiation of any proceeding in bankruptcy, reorganization, dissolution, liquidation or arrangement for the appointment of a receiver or trustee to take possession of the assets of the Insolvent Party or similar proceeding under law for release of creditors by or against the Insolvent Party or if the Insolvent Party shall make a general assignment for the benefit of its creditors. To the extent permitted by Applicable Laws, if the applicable circumstances described above shall have continued for ninety (90) days undismissed, unstayed, unbonded and undischarged, the Solvent Party may terminate this Agreement upon written notice to the Insolvent Party at any time. If Arbutus is the Insolvent Party, the rights and remedies granted to the Company (as the Solvent Party) pursuant to this Section 8.4 shall be in addition to, and not in lieu of, the Company’s rights and remedies under Section 8.6.

8.5 Consequences of Expiration; Survival. Expiration of this Agreement shall not relieve the Parties of any obligation accruing prior to or upon such expiration, and the provisions of Section 2.6, Section 2.7, Section 2.8, the second sentence of 4.3(a), the second sentence of 4.3(b), Sections 5.1, 8.3, 8.5, 8.6, 9.2–9.4, 9.6-9.15 and Article I (Definitions), Article VI

(Confidential Information and Publicity) (for the term set forth in Section 6.1), and Article VII (Indemnification) shall survive any expiration or termination of this Agreement.

8.6 Remedies. The Parties acknowledge and agree that, in the event of a breach or a threatened breach by either Party of this Agreement for which it shall have no adequate remedy at law, the other Party may suffer irreparable damage and, accordingly, may be entitled to injunctive and other equitable remedies to prevent or restrain such breach or threatened breach, in addition to any other remedy they might have at law or at equity. In the event of a breach or threatened breach by a Party of any such provision, the other Party shall be authorized and entitled to seek from any court of competent jurisdiction injunctive relief, whether preliminary or permanent, arising from such breach, which rights shall be cumulative and in addition to any other rights or remedies to which the other Party may be entitled in law or equity.

ARTICLE IX - MISCELLANEOUS

9.1 Disclaimer. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATION OR EXTENDS ANY WARRANTY OR CONDITIONS OF ANY KIND, EITHER EXPRESS OR IMPLIED, TO THE OTHER PARTY WITH RESPECT TO ANY INTELLECTUAL PROPERTY, PRODUCTS, GOODS, RIGHTS OR OTHER SUBJECT MATTER OF THIS AGREEMENT AND HEREBY DISCLAIMS ALL IMPLIED CONDITIONS, REPRESENTATIONS, AND WARRANTIES, INCLUDING WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NONINFRINGEMENT OR VALIDITY OF PATENTS WITH RESPECT TO ANY AND ALL OF THE FOREGOING. EACH PARTY HEREBY

DISCLAIMS ANY REPRESENTATION OR WARRANTY THAT THE DEVELOPMENT, MANUFACTURE OR COMMERCIALIZATION OF ANY PRODUCT PURSUANT TO THIS AGREEMENT SHALL BE SUCCESSFUL OR THAT ANY PARTICULAR SALES LEVEL WITH RESPECT TO ANY SUCH PRODUCT SHALL BE ACHIEVED.

9.2 Force Majeure. A Party shall neither be held liable or responsible to any other Party, nor be deemed to have defaulted under or breached this Agreement, for failure or delay in fulfilling or performing any term of this Agreement to the extent, and for so long as, such failure or delay is caused by or results from causes beyond the reasonable control of the affected Party, including fire, floods, embargoes, power shortage or failure, acts of war (whether war be declared or not), insurrections, riots, terrorism, civil commotions, strikes, lockouts or other labor disturbances, acts of God or any acts, omissions or delays in acting by any Governmental Authority or any other Party, and such affected Party promptly begins performing under this Agreement once such causes have been removed.

9.3 Consequential Damages. NO PARTY SHALL BE LIABLE TO ANY OTHER PARTY WITH RESPECT TO THIS AGREEMENT, AND THE ACTIVITIES CONTEMPLATED HEREBY, FOR ANY CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE, INCIDENTAL OR SIMILAR DAMAGES, WHETHER FORESEEABLE OR UNFORESEEABLE AND REGARDLESS OF THE CAUSE OF ACTION FROM WHICH THEY ARISE, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OCCURRING. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 9.3 IS INTENDED TO OR SHALL LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OF

A PARTY OR DAMAGES AVAILABLE FOR A PARTY’S BREACH OF CONFIDENTIALITY OBLIGATIONS IN ARTICLE VI.

9.4 Assignment; Change of Control. Subject to Section 2.6, either Party may assign or transfer any of its rights and obligations hereunder without the prior written consent of the other Party; provided, however, that (i) the assigning Party shall provide the other Party with written notice of such assignment or transfer as soon as reasonably practical, in any event at least one week prior to, such assignment or transfer (or such shorter period as the Parties may agree), (ii) such assignment or transfer shall not relieve the assigning Party of its obligations hereunder, and (iii) neither Party shall, without the other Party’s prior written consent, which will not be unreasonably withheld, assign any of its rights and/or obligations herein to a Competitor of the other Party who thereafter could thereby gain access to Confidential Information belonging to the other Party. This Agreement shall be binding upon and inure to the benefit of the Parties and their permitted successors and assigns.

9.5 Notices.

Notices to the Company shall be addressed to:
Genevant Sciences Ltd.
Attn:

With a copy to (which shall not constitute notice):

Sterne, Kessler, Goldstein & Fox PLLC
1100 New York Ave NW
Washington, DC 20005
Attention: Jeremiah B. Frueauf and Bonnie Nannenga-Combs
Facsimile: (202) 371-2540

Notices to Arbutus shall be addressed to:

Arbutus Biopharma Corporation
100-8900 Glenlyon Parkway
Burnaby, B.C.
Canada V5J 5J8
Attention: President & CEO
Facsimile: (604) 630-5103

With a copy to (which shall not constitute notice):

Orrick, Herrington & Sutcliffe LLP
51 West 52nd Street
New York, NY 10019
Attention: King Milling and Peter Rooney
Facsimile: (212) 506-5151

Any Party may change their address by giving notice to the other Parties in the manner provided in this Section 9.5. Any notice required or provided for by the terms of this Agreement shall be in writing and shall be (a) sent by certified mail, return receipt requested, postage prepaid, (b) sent via a reputable international express courier service, or (c) sent by facsimile transmission, with a copy by regular mail. The effective date of the notice shall be the actual date of receipt by the receiving party.

9.6 Independent Contractors. It is understood and agreed that the relationship between the Parties is that of independent contractors and that nothing in this Agreement shall be construed as authorization for either Party to act as the agent for the other Party.

9.7 Governing Law; Dispute Resolution.

(a) This Agreement shall be governed and interpreted in accordance with the substantive laws of the State of New York, excluding its conflicts of laws principles.

(b) The Parties recognize that a bona fide dispute as to certain matters may from time to time arise during the Term that relate to a Party’s rights or obligations hereunder. In the event of the occurrence of any such dispute, the Parties shall first have such dispute referred to their respective executives designated below for attempted resolution by good faith negotiations within sixty (60) days after such notice is received. If the matter is not resolved within such sixty (60) days, either Party shall thereafter have the right to pursue any and all other remedies available at law or in equity, subject to this Section 9.7.

(c) The Parties consent to the exclusive jurisdiction of the Federal courts and the State courts of the State of New York, in each case, located in the borough of Manhattan, City of New York for any action referenced in Section 9.7(b). THE PARTIES HEREBY IRREVOCABLY WAIVE, AND AGREE TO CAUSE THEIR RESPECTIVE AFFILIATES TO WAIVE, THE RIGHT TO TRIAL BY JURY IN SUCH ACTIONS.

9.8 Severability. In the event that any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable because it is invalid or in conflict with any law of the relevant jurisdiction, the validity of the remaining provisions shall not be affected and the rights and obligations of the Parties shall be construed and enforced as if the Agreement did not contain the particular provisions held to be unenforceable, provided that the Parties, shall negotiate in good faith a modification of this Agreement with a view to revising this Agreement in a manner that reflects, as closely as is reasonably practicable, the commercial terms of this Agreement as originally signed.

9.9 No Implied Waivers. The waiver by any Party of a breach or default of any provision of this Agreement by any other Party shall not be construed as a waiver of any succeeding breach of the same or any other provision, nor shall any delay or omission on the part of any Party to exercise or avail itself of any right, power or privilege that it has or may have hereunder operate as a waiver of any right, power or privilege by such Party.

9.10 Headings. The headings of articles and sections contained in this Agreement are intended solely for convenience and ease of reference and do not constitute any part of this Agreement, or have any effect on its interpretation or construction.

9.11 Entire Agreement; Amendment. This Agreement (along with the attachments), together with the Contribution Agreement, contains the entire understanding of the Parties with respect to the subject matter hereof and thereof and supersede and replace any and all previous or contemporaneous arrangements and understandings, whether oral or written, between the Parties with respect to the subject matter hereof and thereof, excluding the Mutual Non-Disclosure Agreement entered into by Arbutus and the Company on January 5, 2017, which shall survive with respect to any Confidential Information disclosed thereunder prior to the Effective Date. This Agreement (including the attachments hereto) may be amended only by a writing signed by each of the Parties.

9.12 Waiver of Rule of Construction. Each Party has had the opportunity to consult with counsel in connection with the review, drafting and negotiation of this Agreement. Accordingly, the rule of construction that any ambiguity in this Agreement shall be construed against the drafting party shall not apply.

9.13 No Third-Party Beneficiaries. Except as expressly contemplated herein, no Third Party, including any employee of either Party, shall have or acquire any rights by reason of this Agreement.

9.14 Further Assurances. Each Party shall provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to give effect to the purpose of this Agreement and carry out its provisions.

9.15 Performance by Affiliates. Either Party may use one or more of its Affiliates to perform its obligations and duties hereunder, and Affiliates of a Party are expressly granted certain rights herein; provided that each such Affiliate shall be bound by the corresponding obligations of such Party and the relevant Party shall remain liable hereunder for the prompt payment and performance of all their respective obligations hereunder.

9.16 Counterparts. This Agreement may be executed in any number of counterparts in original or by facsimile or PDF copy, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, authorized representatives of the Company and Arbutus have executed and delivered this Agreement effective as of the Effective Date.

GENEVANT SCIENCES LTD.

By: /s/ Marianne L. Romeo___________________
Name: Marianne L. Romeo
Title: Head, Global Transactions & Risk Management

ARBUTUS BIOPHARMA CORPORATION

By: /s/ Mark J. Murray______________________
Name: Mark J. Murray
Title: President and Chief Executive Officer

[Signature Page to Cross-License Agreement]